SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Index

Company Information

Capital

Approval of Dividends

Parent Company Financial Statements

Balance Sheet Assets

Balance Sheet Liabilities and Shareholders' Equity

Statements of Income

Statements of Comprehensive Income

Statements of Cash Flow

Statements of Changes in Shareholders' Equity

01/01/2016 to 03/31/2016

01/01/2015 to 03/31/2015

Statements of Added Value

Consolidated Company Financial Statements

Balance Sheet Assets

Balance Sheet Liabilities and Shareholders' Equity

Statements of Income

Statements of Comprehensive Income

Statements of Cash Flow

Statements of Changes in Shareholders' Equity

01/01/2016 to 03/31/2016

01/01/2015 to 03/31/2015

Statements of Added Value

Earnings release

Notes to quarterly information

Opinions and Statements

Report of Independent Registered Public Accounting Firm - Unqualified

Fiscal's Council Opinion or Equivalent Board

Directors’ Statement on the Financial Statements

Director’s Statement on the Auditor’s Report on Special Review

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Company Information

Company name:	TIM PARTICIPAÇÕES SA
Last change in the Company Name:	08/30/2004	Prior Company Name:	Tele Celular Sul Participações S.A.
Record date:	05/22/1998	C.N.P.J.:	02.558.115/0001-21
CVM Code:	01763-9	CVM incorporation date:	08/19/1998
Situação do Registro na CVM:	Active	Inicial date of record date at CVM:	09/10/1998
Country of origin:	Brazil	Contry of securities registration:	Brazil
Issuer's page in Internet:	www.tim.com.br/ri
Type of participant:	Listed Company
Record category at CVM:	Categoria A	Current category registration date:	01/01/2010
Issuer's situation:	Operational	Inicial date:	10/09/1998
Type of Control:	Private	Last change in control:
Last change in accounting period		Accounting period:	Day: 31 Month: 03
Activity:	Telecommunication

Country	Incorporation date
United States of America	12/16/1998

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Information - Capital

Number of Shares	Current Quarter
(units)	03/31/2016
Paid up Capital
Common	2,421,032,479
Preferred	-
Total	2,421,032,479
Treasury Stock
Common	795,888
Preferred	-
Total	795,888

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Information – Approval of Dividends

Event	Approval	Proceeds	First Payment	Especie	Class	Dividends per Stock (Reais / Stock)

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Balance Sheet - Assets (in thousands of Reais)

Account Code	Account Description	03/31/2016	12/31/2015
1	Total Assets	17,262,096	17,150,010
1.01	Current Assets	529,636	542,751
1.01.01	Cash and Cash Equivalents	8,053	24,763
1.01.03	Trade Accounts Receivable	329	329
1.01.03.02	Other Accounts Receivable	329	329
1.01.06	Taxes and Contributions Recoverable	21,979	21,911
1.01.06.01	Current Taxes and Contributions Recoverable	21,979	21,911
1.01.07	Prepaid Expenses	719	15
1.01.08	Other Current Assets	498,556	495,733
1.01.08.03	Other Assets	498,556	495,733
1.01.08.03.01	Dividends and interests on own capital receivable	469,013	469,013
1.01.08.03.03	Other Assets	29,543	26,720
1.02	Non-Current Assets	16,732,460	16,607,259
1.02.01	Long-Term Assets	81,367	73,882
1.02.01.07	Prepaid Expenses	2,689	57
1.02.01.09	Other Non-Current Assets	78,678	73,825
1.02.01.09.05	Judicial Deposits	78,678	73,825
1.02.02	Investments	16,493,537	16,375,821
1.02.02.01	Investments on Subsidiaries	16,493,537	16,375,821
1.02.02.01.02	Subsidiaries	16,493,537	16,375,821
1.02.04	Intangible	157,556	157,556
1.02.04.01	Intangible Assets	157,556	157,556

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Balance Sheet – Liabilities and Shareholders’ Equity (in thousands of Reais)

Account Code	Account Description	03/31/2016	12/31/2015
2	Total Liabilities	17,262,096	17,150,010
2.01	Current Liabilities	537,994	538,523
2.01.01	Social and Labor Obligations	2,475	1,723
2.01.01.02	Labor Obligations	2,475	1,723
2.01.02	Suppliers - Trade Payable	2,621	4,071
2.01.02.01	Domestic Suppliers	2,485	3,549
2.01.02.02	Foreign suppliers	136	522
2.01.03	Taxes, rates and contributions	552	363
2.01.03.01	Federal Obligations	309	198
2.01.03.01.02	Other Fiscal Taxes	309	198
2.01.03.03	Municipal Obligations	243	165
2.01.03.03.01	ISS payable	243	165
2.01.05	Other Obligations	532,346	532,366
2.01.05.02	Others	532,346	532,366
2.01.05.02.01	Dividends payable	524,749	524,779
2.01.05.02.04	Other Current Liabilities	7,597	7,587
2.02	Non-Current Liabilities	33,493	34,165
2.02.02	Long-Term Liabilities	29,762	29,762
2.02.02.02	Others	29,762	29,762
2.02.02.02.03	Other Liabilities	29,762	29,762
2.02.04	Provisions	3,731	4,403
2.02.04.01	Tax, Labor and Civil Provisions	3,731	4,403
2.02.04.01.02	Civil and Labor Provisions	3,731	4,403
2.03	Shareholders' Equity	16,690,609	16,577,322
2.03.01	Paid up Capital	9,866,298	9,866,298
2.03.02	Capital Reserves	1,440,412	1,438,728
2.03.02.01	Offering's Goodwill	380,560	380,560
2.03.02.04	Stock Option	22,560	20,876
2.03.02.05	Treasury Stock	(3,369)	(3,369)
2.03.02.07	Reserve for Tax Benefits	1,040,661	1,040,661
2.03.04	Revenue Reserves	5,270,409	5,270,409
2.03.04.01	Legal Reserve	619,513	619,513
2.03.04.10	Reserve for expansion	4,650,896	4,650,896
2.03.05	Retained earnings	127,908	-
2.03.08	Other comprehensive income	(14,418)	1,887

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Statements of Income (in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/01/2016 to 03/31/2016	Year-to-date - prior year 01/01/2015 to 03/31/2015
3.04	Operating Revenues (Expenses)	127,134	316,163
3.04.02	General and Administrative	(5,900)	(4,103)
3.04.05	Other Operating Expenses	125	(347)
3.04.06	Equity Pick Up	132,909	320,613
3.05	Operating Income	127,134	316,163
3.06	Financial	774	1,269
3.06.01	Financial Revenues	1,002	1,431
3.06.02	Financial Expenses	(228)	(162)
3.07	Income Before Taxes	127,908	317,432
3.08	Income Tax and Social Contribution	-	-
3.09	Profit for the Period on continued operations	127,908	317,432
3.11	Profit for the Period	127,908	317,432
3.99	Earnings per share (R$/share)	-	-
3.99.01	Earnings per share basic	-	-
3.99.01.01	ON	0.05280	0.13116
3.99.02	Earnings per share diluted	-	-
3.99.02.01	ON	0.05290	0.13112

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Statements of Comprehensive Income (in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/01/2016 to 03/31/2016	Year-to-date - prior year 01/01/2015 to 03/31/2015
4.01	Profit for the period	127,908	317,432
4.02	Other comprehensive income	(16,305)	-
4.02.01	Cash flow hedges	(16,305)	-
4.03	Comprehensive Income for the period	111,603	317,432

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Statements of Cash Flow – Indirect Method (in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/01/2016 to 03/31/2016	Year-to-date - prior year 01/01/2015 to 03/31/2015
6.01	Net cash and cash equivalents used by operating activities	(16,681)	(1,135)
6.01.01	Cash and cash equivalents used by operating activities	(5,384)	(2,854)
6.01.01.01	Earning before income tax (EBIT)	127,908	317,432
6.01.01.03	Equity Pick Up	(132,909)	(320,613)
6.01.01.06	Provision for judicial and administrative proceedings	(553)	403
6.01.01.08	Monetary fluctuation on judicial deposits and provision for legal and administrative proceedings	(403)	(209)
6.01.01.09	Stock options	573	133
6.01.02	Variations in assets and liabilities	(11,297)	1,719
6.01.02.01	Taxes and contributions recoverable	(787)	(241)
6.01.02.02	Prepaid expenses	(2,632)	-
6.01.02.03	Judicial Deposits	(4,526)	(282)
6.01.02.04	Other current and non-current assets	(2,809)	2,007
6.01.02.05	Labor obligations	752	424
6.01.02.06	Suppliers	(1,450)	(37)
6.01.02.07	Taxes and contributions	189	(117)
6.01.02.08	Payment of legal and administrative proceedings	(43)	(41)
6.01.02.09	Other current and non-current liabilites	9	6
6.02	Net cash and cash equivalents used by investment activities	-	(1)
6.02.01	Securities	-	(1)
6.03	Net cash and cash equivalents used by financing activities	(29)	(57)
6.03.04	Dividends paid	(29)	(57)
6.05	Decrease on cash and cash equivalents	(16,710)	(1,193)
6.05.01	Beginning cash and cash equivalents balance	24,763	43,455
6.05.02	Ending cash and cash equivalents balance	8,053	42,262

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

Parent Company Statements of Changes in Shareholders´ Equity from 01/01/2016 to 03/31/2016

(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings	Other Comprehensive Income	TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning balance	9,866,298	1,438,728	5,626,131	-	1,887	16,933,044
5.02	Prior year adjustment	-	-	(355,722)	-	-	(355,722)
5.03	Adjusted Beginning balance	9,866,298	1,438,728	5,270,409	-	1,887	16,577,322
5.04	Shareholder´s Transactions	-	1,684	-	-	-	1,684
5.04.03	Stock option	-	1,684	-	-	-	1,684
5.05	Total Comprehensive Income	-	-	-	127,908	(16,305)	111,603
5.05.01	Profit for the Period	-	-	-	127,908	-	127,908
5.05.02	Other comprehensive income	-	-	-	-	(16,305)	(16,305)
5.05.02.06	Cash flow hedges	-	-	-	-	(16,305)	(16,305)
5.07	Ending balance	9,866,298	1,440,412	5,270,409	127,908	(14,418)	16,690,609

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

Parent Company Statements of Changes in Shareholders´ Equity from 01/01/2015 to 03/31/2015

(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings	Other Comprehensive Income	TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning balance	9,866,298	1,341,101	4,112,332	-	2,303	15,322,034
5.02	Prior year adjustment	-	-	(370,020)	-	-	(370,020)
5.03	Ajusted Beginning balance	9,866,298	1,341,101	3,742,312	-	2,303	14,952,014
5.04	Shareholder´s Transactions	-	1,556	-	-	-	1,556
5.04.03	Stock option	-	1,556	-	-	-	1,556
5.05	Total Comprehensive Income	-	-	-	317,432	-	317,432
5.05.01	Profit for the Period	-	-	-	317,432	-	317,432
5.07	Ending balance	9,866,298	1,342,657	3,742,312	317,432	2,303	15,271,002

Free Translation into English of Quarterly Information (ITR) Originally Issued in Portuguese Parent Company Statements of Added Value (in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/01/2016 to 03/31/2016	Year-to-date - prior year 01/01/2015 to 03/31/2015
7.02	Raw Material Acquired from Third Parties	(1,278)	(1,025)
7.02.02	Material, Energy, Services and Others	(1,278)	(1,025)
7.03	Gross Added Value	(1,278)	(1,025)
7.05	Net Added Value Produced	(1,278)	(1,025)
7.06	Added Value Received from Transfers	133,911	322,044
7.06.01	Equity Pick Up	132,909	320,613
7.06.02	Financial Revenues	1,002	1,431
7.07	Total Added Value to Share	132,633	321,019
7.08	Sharing Added Value	132,633	321,019
7.08.01	Labor	3,655	2,392
7.08.01.01	Cost of Working	3,843	2,067
7.08.01.02	Benefits	309	253
7.08.01.03	F.G.T.S	44	50
7.08.01.04	Others	(541)	22
7.08.02	Taxes, Fees and Contributions	779	993
7.08.02.01	Federal	765	979
7.08.02.02	State	-	-
7.08.02.03	Municipal	14	14
7.08.03	Earnings - Borrowed Capital	291	202
7.08.03.01	Interest	216	151
7.08.03.02	Rentals	75	51
7.08.04	Earnings - Owned Capital	127,908	317,432
7.08.04.03	Retained Earnings	127,908	317,432

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Balance Sheet - Assets (in thousands of Reais)

Account Code	Account Description	03/31/2016	12/31/2015
1	Total assets	33,405,252	35,556,388
1.01	Current Assets	10,115,749	12,040,246
1.01.01	Cash and Cash Equivalents	3,838,340	6,100,403
1.01.02	Financial assets	545,793	599,414
1.01.03	Accounts Receivable	2,819,260	2,858,089
1.01.03.01	Clients	2,819,260	2,858,089
1.01.04	Inventories	182,075	141,720
1.01.06	Taxes and Contributions Recoverable	1,098,334	1,254,346
1.01.06.01	Current Taxes and Contributions Recoverable	1,098,334	1,254,346
1.01.06.01.01	Indirect Taxes and Contributions Recoverable	853,080	924,624
1.01.06.01.02	Direct Taxes and Contributions Recoverable	245,254	329,722
1.01.07	Prepaid Expenses	927,831	210,056
1.01.08	Other Current Assets	704,116	876,218
1.01.08.03	Others	704,116	876,218
1.01.08.03.01	Operations with derivatives	416,496	608,915
1.01.08.03.02	Other assets	285,563	265,334
1.01.08.03.03	Financial leasing	2,057	1,969
1.02	Non-Current Assets	23,289,503	23,516,142
1.02.01	Long-Term Assets	2,804,622	2,889,601
1.02.01.03	Accounts Receivable	25,597	24,861
1.02.01.03.01	Clients	25,597	24,861
1.02.01.06	Deferred Taxes	23,846	14,526
1.02.01.06.01	Deferred Income Tax and Social Contribution	23,846	14,526
1.02.01.07	Prepaid Expenses	57,479	55,234
1.02.01.09	Other Non-Current Assets	2,697,700	2,794,980
1.02.01.09.03	Operations with derivatives	354,481	490,659
1.02.01.09.04	Other Non-Current Assets	12,218	12,117
1.02.01.09.05	Judicial Deposits	1,154,271	1,106,041
1.02.01.09.06	Indirect Taxes and Contributions Recoverable	806,874	817,676
1.02.01.09.07	Direct Taxes and Contributions Recoverable	170,775	170,521
1.02.01.09.08	Financial leasing	199,081	197,966
1.02.03	Property, Plant and Equipment	10,328,850	10,667,348
1.02.03.01	Property, Plant and Equipment in Operation	9,910,274	10,065,714
1.02.03.03	Construction work in progress	418,576	601,634
1.02.04	Intangible	10,156,031	9,959,193
1.02.04.01	Intangibles	8,628,812	8,431,974
1.02.04.01.02	Software rights	3,560,093	3,496,754
1.02.04.01.03	Authorizations	1,141,328	1,226,273
1.02.04.01.04	Other Intangibles	3,927,391	3,708,947
1.02.04.02	Goodwill	1,527,219	1,527,219

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Consolidated Company Balance Sheet - Liabilities and Shareholders´ Equity (in thousands of Reais)

Account Code	Account Description	03/31/2016	12/31/2015
2	Total liabilities	33,405,252	35,556,388
2.01	Current Liabilities	7,157,203	9,166,864
2.01.01	Social and Labor Obligations	219,979	199,373
2.01.01.02	Labor Obligations	219,979	199,373
2.01.02	Suppliers - Trade Payable	2,514,376	3,734,556
2.01.02.01	Domestic Suppliers	2,376,874	3,623,775
2.01.02.02	Foreign suppliers	137,502	110,781
2.01.03	Taxes, rates and contributions	563,812	715,648
2.01.03.01	Federal Obligations	136,275	252,992
2.01.03.01.01	Income Tax and Social Contribution Payable	34,336	128,666
2.01.03.01.02	Other Taxes	101,939	124,326
2.01.03.02	State Obligations	384,854	419,547
2.01.03.02.01	ICMS	384,854	419,547
2.01.03.03	Municipal Obligations	42,683	43,109
2.01.03.03.01	ISS	42,683	43,109
2.01.04	Loans and Financing	1,677,099	2,326,186
2.01.04.01	Loans and Financing	1,677,099	2,326,186
2.01.04.01.01	Domestic Currency	1,058,471	606,574
2.01.04.01.02	Foreign Currency	618,628	1,719,612
2.01.05	Other Obligations	2,181,937	2,191,101
2.01.05.02	Others	2,181,937	2,191,101
2.01.05.02.01	Dividends payable	524,749	524,779
2.01.05.02.04	Operations with derivatives	70,089	109,512
2.01.05.02.05	Authorizations Payable	472,871	467,687
2.01.05.02.06	Deferred revenues	1,057,381	1,043,239
2.01.05.02.07	Financial leasing	49,170	38,592
2.01.05.02.08	Other liabilities	7,677	7,292
2.02	Non-Current Liabilities	9,557,440	9,812,202
2.02.01	Loans and Financing	5,363,565	5,600,250
2.02.01.01	Loans and Financing	5,363,565	5,600,250
2.02.01.01.01	Domestic Currency	3,950,222	4,030,016
2.02.01.01.02	Foreign Currency	1,413,343	1,570,234
2.02.02	Other Obligations	3,640,456	3,642,727
2.02.02.02	Others	3,640,456	3,642,727
2.02.02.02.04	Indirect Taxes and Contributions Payable	105	103
2.02.02.02.05	Direct Taxes and Contributions Payable	245,452	243,151
2.02.02.02.06	Authorizations Payable	707,238	690,285
2.02.02.02.07	Deferred revenues	1,065,530	1,098,689
2.02.02.02.08	Financial leasing	1,582,224	1,579,914
2.02.02.02.09	Operations with derivatives	9,328	-
2.02.02.02.10	Other liabilities	30,579	30,585
Account Code	Account Description	03/31/2016	12/31/2015
2.02.03	Deferred Taxes	118,297	120,730
2.02.03.01	Deferred Income Tax and Social Contribution	118,297	120,730
2.02.04	Provisions	435,122	448,495
2.02.04.01	Tax, Labor and Civil Provisions	411,655	416,886
2.02.04.01.01	Tax Provisions	219,029	224,858
2.02.04.01.02	Labor Provisions	66,963	69,312
2.02.04.01.03	Benefits Provisions	1,275	1,275
2.02.04.01.04	Civil Provisions	96,660	92,820
2.02.04.01.05	Regulatory Provisions	27,728	28,621
2.02.04.02	Other Provisions	23,467	31,609
2.02.04.02.03	Asset Retirement Obligation	23,467	31,609
2.03	Shareholders' Equity	16,690,609	16,577,322
2.03.01	Paid up Capital	9,866,298	9,866,298
2.03.02	Capital Reserves	1,440,412	1,438,728
2.03.02.01	Offering's Goodwill	380,560	380,560
2.03.02.04	Stock Option	22,560	20,876
2.03.02.05	Treasury stock	(3,369)	(3,369)
2.03.02.07	Tax benefit reserve	1,040,661	1,040,661
2.03.04	Revenue Reserves	5,270,409	5,270,409
2.03.04.01	Legal Reserve	619,513	619,513
2.03.04.10	Reserve for expansion	4,650,896	4,650,896
2.03.05	Retained earnings	127,908	-
2.03.08	Other Comprehensive Income	(14,418)	1,887

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

Parent Company Statements of Changes in Shareholders´ Equity from 01/01/2015 to 03/31/2015

(in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/01/2016 to 03/31/2016	Year-to-date - prior year 01/01/2015 to 03/31/2015
3.01	Net Operating Revenues from Goods Sold and/or Services Rendered	3,854,346	4,551,308
3.02	Cost of Goods Sold and/or Services Rendered	(1,949,023)	(2,314,853)
3.03	Gross Income	1,905,323	2,236,455
3.04	Operating Revenues (Expenses)	(1,693,923)	(1,703,729)
3.04.01	Sales Expenses	(1,203,948)	(1,243,307)
3.04.02	General and Administrative Expenses	(327,843)	(278,127)
3.04.04	Other Operating Revenues	29,907	18,602
3.04.05	Other Operating Expenses	(192,039)	(200,897)
3.04.05.01	Authorizations' Amortization	(85,587)	(84,004)
3.04.05.02	Other Expenses	(106,452)	(116,893)
3.05	Operating Income	211,400	532,726
3.06	Financial Results	(68,821)	(74,620)
3.06.01	Financial Revenues	843,439	694,480
3.06.02	Financial Expenses	(912,260)	(769,100)
3.07	Income Before Taxes	142,579	458,106
3.08	Income Tax and Social Contribution	(14,671)	(140,674)
3.08.01	Current	(26,424)	(40,274)
3.08.02	Deferred	11,753	(100,400)
3.09	Profit for the Period on continued operations	127,908	317,432
3.11	Consolidated Profit for the Period	127,908	317,432
3.11.01	Atributted to shareholders	127,908	317,432
3.99	Earnings per share (R$/share)
3.99.01	Earnings per share basic
3.99.01.01	ON	0.05280	0.13116
3.99.02	Earnings per share diluted
3.99.02.01	ON	0.05290	0.13112

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Statements of Added Value (in thousands of Reais)

Account Code	Account Description	Year-to-date - current year 01/01/2016 to 03/31/2016	Year-to-date - prior year 01/01/2015 to 03/31/2015
4.01	Profit for the period	127,908	317.432
4.02	Other comprehensive income	(16,305)	-
4.02.01	Cash flow hedges	(16,305)	-
4.03	Comprehensive income for the period	111,603	317.432
4.03.01	Atributted to shareholder's	111,603	317.432

Accont Code	Account description	Year-to-date - current year 01/01/2016 to 03/31/2016	Year-to-date - prior year 01/01/2015 to 03/31/2015
6.01	Net cash and cash equivalents generated by operating activities	(806,325)	(727,345)
6.01.01	Cash and cash equivalents generated by operating activities	1,396,721	1,580,598
6.01.01.01	Earnings before income tax (EBIT)	142,579	458,106
6.01.01.02	Depreciation and amortization	909,583	811,299
6.01.01.03	Monetary fluctuation on judicial deposits and provision for legal and administrative proceedings	4,530	(3,826)
6.01.01.04	Gain / (loss) on sale of fixed assets disposed	2,684	73
6.01.01.05	Stock options	1,684	1,556
6.01.01.06	Provision for legal and administrative proceedings	60,602	69,739
6.01.01.07	Monetary fluctuation on asset retirement	297	1,927
6.01.01.08	Interest and monetary and exchange variation on loans and other financial adjustments	150,846	179,823
6.01.01.10	Allowance for doubtful accounts	71,356	56,541
6.01.01.12	Interests on leasing asset	58,728	11,170
6.01.01.13	Interests on leasing liability	(6,168)	(5,810)
6.01.02	Variations in assets and liabilities	(2,203,046)	(2,307,943)
6.01.02.01	Trade Accounts receivable	(27,950)	284,213
6.01.02.02	Taxes and contributions recoverable	167,521	(97,849)
6.01.02.03	Inventories	(40,355)	(121,653)
6.01.02.04	Prepaid expenses	(720,020)	(702,073)
6.01.02.05	Judicial Deposits	(35,162)	(20,053)
6.01.02.06	Other assets	(15,934)	(10,972)
6.01.02.07	Labor obligations	20,606	40,104
6.01.02.08	Suppliers	(1,244,984)	(1,419,810)
6.01.02.09	Taxes, fees and contributions payable	(179,877)	(179,075)
6.01.02.10	Payment of legal and administrative proceedings	(83,432)	(55,179)
6.01.02.11	Authorizations payable	15,892	13,309
6.01.02.12	Actuarial liabilities	-	(1)
6.01.02.13	Other liabilities	(59,351)	(38,904)
6.02	Net cash and cash equivalents used by investing activities	(656,613)	(923,509)
6.02.01	Securities	53,621	238
6.02.02	Additions to property plant and equipment and intangibles	(701,795)	(909,655)
6.02.03	ARO obligation	(8,439)	(14,092)
6.03	Net cash and cash equivalents used by financing activities	(799,125)	(31,950)
6.03.02	Loans amortization	(758,734)	(323,372)
6.03.03	Dividends paid	(29)	(57)
6.03.04	Operations with derivatives	518	295,353
6.03.05	Reeimbursement to shareholders - TIM Fiber RJ S.A. purchase allocation	(4)	(7)
6.03.06	Payments on financial lease	(45,840)	(8,456)
6.03.07	Receipts on financial lease	4,964	4,589
6.05	Decrease on cash and cash equivalents	(2,262,063)	(1,682,804)
6.05.01	Beginning cash and cash equivalents balance	6,100,403	5,232,992
6.05.02	Ending cash and cash equivalents balance	3,838,340	3,550,188

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

Consolidated Statements of Changes in Shareholders´ Equity from 01/01/2016 to 03/31/2016

(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings	Other Comprehensive Income	TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning balance	9,866,298	1,438,728	5,626,131	-	1,887	16,933,044
5.02	Prior year adjustments	-	-	(355,722)	-	-	(355,722)
5.03	Prior year adjusted	9,866,298	1,438,728	5,270,409	-	1,887	16,577,322
5.04	Shareholder´s Transactions	-	1,684	-	-	-	1,684
5.04.03	Options granted	-	1,684	-	-	-	1,684
5.05	Comprehensive income statement	-	-	-	127,908	(16,305)	111,603
5.05.01	Net income for the period	-	-	-	127,908	-	127,908
5.05.02	Other comprehensive income	-	-	-	-	(16,305)	(16,305)
5.05.02.06	Cash flow hedges	-	-	-	-	(16,305)	(16,305)
5.07	Ending balance	9,866,298	1,440,412	5,270,409	127,908	(14,418)	16,690,609

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese

Parent Company Statements of Changes in Shareholders´ Equity from 01/01/2015 to 03/31/2015

(in thousands of Reais)

Account Code	Account Description	Capital	Capital Reserves	Revenues Reserves	Retained Earnings	Other Comprehensive Income	TOTAL SHAREHOLDERS' EQUITY
5.01	Beginning balance	9,866,298	1,341,101	4,112,332	-	2,303	15,322,034
5.02	Prior year adjustment	-	-	(370,020)	-	-	(370,020)
5.03	Prior year adjusted	9,866,298	1,341,101	3,742,312	-	2,303	14,952,014
5.04	Shareholder´s Transactions	-	1,556	-	-	-	1,556
5.04.01	Increase on capital stock	-	-	-	-	-	-
5.04.03	Options granted	-	1,556	-	-	-	1,556
5.05	Comprehensive income statement	-	-	-	317,432	-	317,432
5.05.01	Net income for the period	-	-	-	317,432	-	317,432
5.07	Ending balance	9,866,298	1,342,657	3,742,312	317,432	2,303	15,271,002

Free Translation into English of Quarterly Information (ITR)Originally Issued in Portuguese Parent Company Statements of Added Value (in thousands of Reais)

Account code	Account description	Year-to-date - current year 01/01/2016 to 03/31/2016	Year-to-date - prior year 01/01/2015 to 03/31/2015
7.01	Revenues	5,246,624	6,137,359
7.01.01	Net Operating Revenues from Goods Sold and/or Services Rendered	5,317,980	6,193,900
7.01.04	Allowance for doubtful accounts	(71,356)	(56,541)
7.02	Raw Material Acquired from Third Parties	(1,841,968)	(2,428,006)
7.02.01	Cost of Goods Sold and/or Services Rendered	(1,095,825)	(1,551,667)
7.02.02	Material, Energy, Services and Others	(746,143)	(876,339)
7.03	Gross Added Value	3,404,656	3,709,353
7.04	Retentions	(909,583)	(811,300)
7.04.01	Depreciation and Amortization	(909,583)	(811,300)
7.05	Net Added Value Produced	2,495,073	2,898,053
7.06	Added Value Received from Transfers	843,439	694,480
7.06.02	Financial Revenues	843,439	694,480
7.07	Total Added Value to Share	3,338,512	3,592,533
7.08	Sharing Added Value	3,338,512	3,592,533
7.08.01	Labor	259,093	205,880
7.08.01.01	Cost of Working	164,507	146,809
7.08.01.02	Benefits	56,655	41,472
7.08.01.03	F.G.T.S.	13,763	13,859
7.08.01.04	Others	24,168	3,740
7.08.02	Taxes, Fees and Contributions	1,858,676	2,151,383
7.08.02.01	Federal	633,842	782,411
7.08.02.02	State	1,219,136	1,361,907
7.08.02.03	Municipal	5,698	7,065
7.08.03	Earnings - Borrowed Capital	1,092,835	917,838
7.08.03.01	Interest	911,881	768,591
7.08.03.02	Rentals	180,954	149,247
7.08.04	Earnings - Owned Capital	127,908	317,432
7.08.04.03	Retained Earnings	127,908	317,432

TIM PARTICIPAÇÕES S.A. Announces its Consolidated Results for the First Quarter of 2016

•

Confirming #1 position in 4G coverage: 439 cities, ~7x vs. March 2015

•

4G Network evolving fast: ~60% of urban population covered with 4G.

•

4G users reached over 9 million lines, or near 14% of total subscribers

•

Smartphones penetration in our base reached ~70%, well above the 55% in 1Q15

•

ARPU grew 3% YoY, confirming the positive trend started last quarter

•

Innovative Revenues growth accelerated to 26% YoY, pushing Data Services to represent 43% of mobile serv. net revenues (+9pp from 1Q15)

•

Fixed Net Revenues driven by TIM Live grew 14% in 1Q16

•

Cost Efficiency Plan reached ~40% of the triannual goal of 1bln Reais

•

EBITDA Margin expansion to 30.2% in 1Q16 (vs. 29.5% in 1Q15)

FINANCIAL PERFORMANCE

OPERATING REVENUES

Top line performance of -15% YoY was driven by (i) a tough macroeconomic environment, (ii) an additional MTR cut, (iii) the ongoing phenomenon of voice-to-data migration, whilst an important change in handset strategy. All in all, those downward trends overcame the reacceleration of VAS revenues of 14% YoY, pointing to Net Revenues of R$3,854 million in 1Q16.

Net Revenues breakdown and other highlights are presented as follows:

Usage and monthly fee net revenues ended 1Q16 down 18.2% YoY, mostly impacted by a continuing migration from voice towards data usage. Minutes of Use (MOU) came at 119 minutes in 1Q16, virtually in-line with last year after a sequential decline over past quarters, thanks to the new portfolio and its off-net allowance. Even though the recovery has not yet been sufficient to revert the negative trend in revenues, the first signs of the positive impacts of the new portfolio are starting to appear as the new offers are attracting higher outgoing ARPU customers in all segments.

+14%
VAS Revenues (YoY)

Value Added Services (VAS) net revenues rose 13.8% YoY in 1Q16 as innovative revenues (connectivity services + content & other VAS) became even more relevant in the business. Although short-message revenues continues to negatively impact on total Value-Added-Service line, Innovative Revenues rose 26.3% YoY in 1Q16, accelerating when compared to last quarter even with a more challenging comparative base. Altogether, VAS revenues totaled 43.0% of mobile net service revenues, and 47.0% of business generated revenues, which represents a positive impact for the company's margin.

Innovative revenues growth was driven by the Company’s strategy to switch clients to 4G technology and the increase of smartphone penetration to 68.1%, stimulating data usage. BOU (bytes of use) rose ~48% in comparison to 1Q15.

+26%
Innovative Revenues
(YoY)

Long Distance net revenues continue to be strongly exposed to the switch from voice-to-data. In 1Q16, this revenue stream was down by 19.7% YoY. The commoditization of LD services is speeding up and has impacted its performance in the past quarters.

Interconnection net revenues dropped by 34.8% YoY in 1Q16 due to a combination of the sharp cut on MTR price in February, the change in the dynamic of overall voice traffic and SMS messaging reduction. In all, interconnection revenues continue to be one of the main causes for mobile service revenues to reduce in the period, declining by approximately R$160 million YoY in the first quarter. Excluding the MTR cut effects, Mobile Net Service Revenues would have fallen 5.4% instead of 9.2%.

As a consequence of consecutive MTR cuts combined with migration from voice to data, the VU-M incidence on net service revenues has been decreasing significantly every quarter, reaching its lowest level in 1Q16 at approximately 7.0%.

Other Mobile net revenues decreased by 9.1% YoY in 1Q16, mainly driven by the decline in tower sharing revenues as a consequence of the sale-leaseback transaction.

ARPU (average revenue per user) reached R$17.2 in 1Q16, up 3.0% YoY. A remarkable result driven by the impact of the new portfolio as the clients spend more in data and the value base increases in all segments (prepaid, controle and postpaid). As for ARPU from VAS, it posted a significant increase of ~29% YoY in 1Q16, so far the best result for the metric which is responsible for sustaining innovative revenues growth.

Fixed services net revenues rose 14.3% YoY, a solid first quarter. This performance confirms the resilience of TIM Corporate Solutions fixed services and at the same time proves how attractive the TIM Live proposition is. Oncemore, the residential fixed broadband segment doubled its revenues compared to 1Q15.

Handset sales result for 1Q16 shows the impacts of the significant change in strategy the company is implementing since 2H15, together with macroeconomic headwinds and FX volatility.

Product net revenues were down by 61.2% in the period, however with a better margin. In all, handset units sales were down by 79% YoY, in 1Q16, to 361 thousand units while average price increased by 100% YoY in the same period. These movements are a clear consequence of swiching the approach from volume to value. Despite all, smartphone penetration reached 68.1% of total base.

OPERATING COSTS AND EXPENSES

Costs and expenses continue to present multiple trends, however Total Opex downward trend can be mainly explained by (i) the Efficiency Program (ii) MTR cut and (iii) handset business. The Efficiency Program reached, in 1Q16, ~40% of its triennial target of >1 billion Reais.

Operating expenses analysis for 1Q16 are presented as follows:

As a part of the Company’s Efficiency Plan, TIM conducted in 1Q16 a layoff program which along with other transformation costs impacted the Personnel expenses line. Excluding those effects, Personnel expenses totaled R$272 million, up by 7.1% YoY in 1Q16. By the end of the quarter, our workforce totaled 12,294 people, down by 5.9% when compared to 4Q15.

Selling & Marketing expenses decreased by 9.0% YoY in 1Q16 due to (i) significant decrease in advertising prior to the launch of the new institutional campaign as part of corporate identity rebranding efforts and (ii) robust reduction in commissioning expenses (gross additions were down 19% YoY), while installation FISTEL expenses increased 8.1% YoY due to higher net adds (1MM lines in 1Q16 vs 30 thousand lines in 1Q15) and a 28.5% hike in Condecine1 tax.

-16%
Leased lines costs (YoY)

Network & Interconnection costs fell 2.8% YoY in the quarter, still heavily impacted by reductions in (i) MTR prices and (ii) leased lines costs. As expected, VU-M expenses reduced the pace of decline to -21% YoY in 1Q16 (vs. -41% YoY in 1Q15), due to an increase in off-net traffic following our new offers portifolio released last year. Leased lines continued to be an important positive driver for network & interconnection costs with a reduction of 15.7% YoY.

On the negative side, this line is still pressured by higher electricity costs (+41% YoY), sites’ land rental expenses (+20% YoY) as a consequence of network coverage acceleration, and due to the reacceleration of content revenues (VAS) that comes with costs associated.

General & Administrative expenses (G&A) were up 1.6% YoY due to transformation costs associated with the headquarters change process, despite strong cost cutting iniciatives, specially in third party services under the scope of our Efficiency Plan. In order to better understand business performance, excluding that effect, G&A expenses totaled R$137 million, down by 4.3% YoY.

Cost of Goods Sold sharply decreased by 61.3% YoY in 1Q16, due to a reduction of almost 80% in the number of handsets sold. This is a result of not only a tougher macroeconomic environment with negative impacts on consumption and a strong Real devaluation, but most importantly due to the change in TIM’s strategy. Following it’s strong investments in LTE technology, the Company will focus on selling exclusively 4G enable devices, moving from volume to value.

Bad Debt expenses increased by 26.2% YoY in 1Q16, due to a higher focus on postpaid and high end users. As a percentage of gross revenues, Bad Debt reached 1.2% in 1Q16, up when compared to 0.8% in 1Q15.

Other operational expenses fell 22.1% in 1Q16, as a result of the deferred revenues related to the tower sale process and a smaller base for FUST/FUNTTEL taxes.

Subscriber Acquisition Costs (SAC = subsidy + commissioning + total advertising expenses) came at R$28.6 per gross add in 1Q16, a decrease of 7.3% YoY due to a combination of lower commissioning expenses and savings on advertising, regardless of the 4.1% YoY increase in postpaid customers.

SAC/ARPU ratio (indicating the payback per customer) reached 2.0x in 1Q16, posting a decrease when compared to 2.1x in 1Q15.

1.7
payback (months)

FROM EBITDA TO NET PROFIT

EBITDA

Normalized EBITDA (excluding HR and G&A transformation impacts) dropped 13.5% YoY in 1Q16, as a combination of effects that are pressuring the short term performance: (i) traditional services and incoming revenues performance, (ii) more costs with off-net traffic and (iii) higher bad debt provisions. On the positive side, product’s margin is reducing its loads (-R$19 mln in 1Q16 vs. -R$50 mln in 1Q15) and Innovative services are reaccelerating, opposing the loss with traditional services.

As the on going efficiency efforts move ahead, their benefits in 2016 should become more evident as personnel expenses will fall due to the lay off program, the move to the new HQ will be completed, and the introduction of new systems and processes will materialize in more savings.

Following a similar trajectory as revenues’ exposure, VU-M incidence on normalized EBITDA fell oncemore, reaching its lowest level at ~8% in 1Q16. If we exclude the MTR cut effects, normalized Ebitda would have fallen 9.1% instead of 13.5%.

D&A / EBIT

In 1Q16, Depreciation and Amortization increased due to higher network equipment depreciation and higher software amortization, following our Capex deployment intensification. As a consequence, normalized EBIT declined in 1Q16 to R$ 253 million.

NET FINANCIAL RESULT

In 1Q16, Net Financial Result improved versus same period of last year (-7.8% YoY), mainly due to a better financial income performance, with higher investment yield that more than offset the financial cost increase. Lease back after towers sale also impacted the financial expenses in the period.

INCOME AND SOCIAL CONTRIBUTION TAXES

In 1Q16, Income and Social Contribution decreased significantly when compared to 1Q15, mainly due to an effective reduction in the tax base caused by the increase of the regional tax incentives (SUDAM/SUDENE), in proportional comparison with 1Q15. In this way, the effective tax rate reached 10.3% in 1Q16, a relevant decreased compared to 30.7% in 1Q15.

NET PROFIT

In 1Q16, Normalized Net Profit decreased by 54.5% compared to 1Q15, while reported Net Profit summed R$128 million. Normalized EPS (Earnings per Share) reached R$0.06 in 1Q16 (vs. R$0.13 in 1Q15).

CAPEX

In 1Q16, Capex amounted to R$710 million, a decrease of 23.1% when compared to the same period of last year, following tougher and longer negotiations with network equipment vendors. Nevertheless, since 2015 it is already possible to see encouraging results from the Capex cycle, as the conquest of 4G coverage leadership, using a spectrum refarming approach, and the catch up in 3G coverage.

It’s worth highlighting that more than 88% of the total Capex was dedicated to infrastructure, mainly related to 3G and 4G technologies.

R$ 710mln
18.4% on sales

DEBT, CASH AND FREE CASH FLOW

Gross Debt reached R$7,860 million by the end of March/2016, including the leasing recognition in a total value of R$1,288 million following the leaseback of the towers sold in 2015. Excluding towers sale effect, gross debt would have been stable versus. R$6,669 million in 1Q15.

Company's debt is concentrated in long-term contracts (82% of the total), composed mainly by financing from BNDES (Brazilian Economic and Social Development Bank) and EIB (European Investment Bank), as well as borrowings from other top local and international financial institutions.

Approximately 29% of total debt is denominated in foreign currency (USD), and it is 100% hedged in local currency. In 1Q16, average cost of debt was 12.49% vs. 10.88% in 1Q15. Nevertheless, the increase in cost of debt was more than offset by a higher cash yield.

Cash position totaled R$4,384 million by the end of March/2016, an increase vs. R$3,550 in 1Q15. Average cash yield reached 14.37% in 1Q16 compared to 12.24% in 1Q15.

Main movements that affect cash and securities in the last 12 months are demonstrated as follow:

The Company has an investment fund in foreign exchange of R$545.8 million in order to follow the variations of the US Dollar, basically formed by highly liquid public securities. The investment is intended to reduce foreign exchange risk on payments made to suppliers in foreign currency.

Net Debt/EBITDA ratio reached 0.5x in 1Q16 compared to 0.6x in 1Q15. Due to the above mentioned payments, net debt increased to R$3,476 million by the end of March/16, up from R$3,119 million in the same period of last year.

For a better representation and disclosure, starting this quarter, Cash Flow will be presented as a summary of the Cash Flow detailed in the Financial Statements. In 1Q16, Normalized Operating Cash Flow came at -R$1,626 million, a decrease of 8% compared to -R$1,771 million in 1Q15, mainly due to lower capital expenditures in the period.

Normalized decrease in cash and cash equivalents came at R$2,232 million in 1Q16 (vs -R$1,683 million in 1Q15, mainly due to higher loan repayments in the period).

QUALITY AND NETWORK

QUALITY DEVELOPMENTS: Increasing CAPEX starts to pay off

Regarding Anatel’s network quality requirements, TIM kept its solid performance meeting all Agency’s targets. From April/15 to January/16 (last data available), the Company has met all Anatel’s targets for both Voice and Data services (3G/4G) in every single state. This achievement is a result of strong commitment to quality and our goal to accelerate infrastructure development, especially to support data expansion and deliver a better usage experience. Network quality KPIs described below are based on the number of states that have met targets as disclosed by Anatel.

Instant Speed & Average Speed: Anatel’s metrics for instant speed (SMP10) and average speed (SMP11) continues to translate the solid evolution of infrastructure to support data services. Despite technical issues in Rio de Janeiro and São Paulo in September/15 – as mentioned last quarter – such indicadors regained traction and showed significant progress in early 2016. Intensive investments dedicated to 4G and 3G coverage expasion and densification, while focusing on specifics actions to improve quality improvement were important drivers for these results.

NETWORK EVOLUTION: 4G coverage leadership with quality and coverage expansion

Coverage, capacity and quality continues to be the infrastructure main pillars for 1Q16 as highlighted by capex distribution in the quarter with approximately 90% commited to infrastructure. The company continues to focus in projects such as sites densification, hetnet coverage expansion, backhaul development, cell-site fine tuning and others.

TIM hetnet project accelerated in the first quarter, with 234 new sites totaling more than 3.1 thousand in the entire country. When compared to 1Q15, number of sites increased by 86% or 1.4 thousand new hotspots in 1Q16.

In 2016, the company changed the approach used in the MBB project (from cities to clusters) to prioritize investment allocation in the most critical areas. The cluster concept expands the targeted zones to metropolitan areas of cities that were already included in the MBB project in 2015, aiming to provide high quality experience in broadband mobility. The cluster perimeter includes the state capitals and their metropolitan areas, conurbation cities, major coastal cities and main primary access roads. The project has 19 clusters, totaling 268 cities planned to be covered in 2016-2017.

During the first quarter of 2016, TIM kept its leadership in cities covered with 4G technology, reaching 439 cities or 60% of urban population in the country. This remarkable result was accomplished through spectrum refarming. The project consists in using the 1,800MHz band and reorganizing the frequency usage according to the spectrum availability together with coverage optimization. The refarming implementation allows the expansion to new locations with 4G signal.

As for the 3G, TIM expanded its coverage to 21 new cities in 1Q16, reaching 1,860 cities or 82.3% of urban population. GSM coverage stood at almost 95% of urban population.

 OPERATIONAL, MARKETING AND CARING PERFORMANCE

MOBILE MARKET

After 1Q15, following quarters showed increasing deterioration in disconnections due to significant acceleration in multiple SIM cards consolidation process driven by macroeconomic pressures, and strong clean-up actions from operators. 1Q16 showed a sharp reduction in the disconnection pace, mostly driven by the prepaid segment.

Despite an important reduction in the community effect and an overall reduction in the number of total users through 2015, total market prepaid base posted a significant deceleration in it’s downward trend led in 1Q16 chiefly by TIM’s performance, which was the only company to post positive net additions in the segment. As for postpaid, macroeconomic pressures and high penetration of mobile service continue to restrain the segment’s performance, resulting in the deceleration of net additions. As a result, mobile portability became increasingly relevant in this scenario.

TIM’s PERFORMANCE

TIM’s subscriber base reached 67.3 million lines by the end of 1Q16, down 11.2% when compared to 1Q15.

In 3G technology, total customer base reached 37.1 million users, down 8.3% YoY following an increasing penetration of 4G devices. 4G base reached 9.2 million users in 1Q16, an increase of 28.8% over 4Q15 and up by 201% when comparared 1Q15. In the quarter, 4G customer base grew by 2.0 million lines following Company’s ongoing efforts to attract users to the LTE technology, which has been concentrating investiments in coverage and quality.

Overall smartphone penetration reached 68% of the customer base, an important increase of 130bps when compared to 1Q15, as a result of the Company’s strategy of equipping its customers in order to stimulate data services penetration among its users. Unique data users totaled 31.8 million lines, down 5.4% YoY following the 11% contraction in total base in the same period. As a percentage of the total base, unique data users increased to 47% in 1Q16 when compared to the same period last year (44%).

47%
customer base already using data services

TIM’s net additions totaled 1.0 million lines in 1Q16, as a result of strong prepaid lines inflow in the quarter (+1.1 million) after a relevant disconnection of 6.1 million lines in the segment in 4Q15. Total gross additions fell 19% YoY totaling 7.5 million lines in 1Q16 due tougher macro and industry scenario, while disconnections decelerated even further (-30% YoY) at 6.5 million lines in the period helped by the new offers portfolio and a better represented base after the 2015 disconnections. Consequently, churn rate came at 9.5% in 1Q16, an important decrease when compared to 1Q15 (12.3%).

Postpaid customer base reached 13.5 million users by the end of 1Q16, up by 4.1% YoY. Postpaid base ex-M2M grew 5% YoY (+562 thousand lines) while M2M lines fell 2.2% in the same period (-29 thousand lines). In the quarter, postpaid base disconnected 32.8 thousand lines, however, March showed positive net adds, which together with strong Mobile Number Portability (MNP) figures, point to a reversal in the negative trend.

In 1Q16, TIM expanded it’s positive results in postpaid MNP. Since the adoption of the new offers portfolio, launched in November 2015 and due to it’s improving performance, the Company has been posting positive MNP figures in all postpaid segments, reverting years of negative performance. Also in postpaid, gross adds grew 25% YoY in 1Q16.

As for the prepaid segment, TIM added 1.1 million lines in the quarter, while the other operators showed net disconnections in the period. By the end of 1Q16, our prepaid base reached 53.7 million lines, down 14.4% YoY. However, it’s important to highlight that new offer prepaid users have a 94% higher ARPU when compared to other base clients.

FIXED BROADBAND MARKET

Brazilian broadband market continues to suffer in 2016 specially in the low speed segment highlighting the relevance of ultra-broadband (speeds of more than 34Mbps) that grew more than 74% YoY showing less exposure to the macroeconomic environment, with TIM Live standing out in Rio and São Paulo metro areas. The top quality service helped TIM Live to arrive in February as the leading operator in ultra-broadband net adds in 2016, with more than 46% share (18 thousand clients) in those areas (RJ+SP).

TIM Live kept improving all key performance indicators: revenues, clients, market share and coverage. The company closed the quarter with more than 255 thousand clients (+71% YoY), 2.1 million addressable households (+26% YoY) and ARPU growing 12% YoY. The strong performance was driven by the leadership in quality, atested by the Netflix ranking below.

 CORPORATE SOCIAL RESPONSIBILITY & GOVERNANCE

CSR - Energy Consumption

In line with its Environmental and Climate Change Policies guidelines, TIM considers energy consumption as one of its challenges, that evolves according to the table below.

	1Q16	1Q15	% YoY
Electricity consumption in MWh	97,695(*)	105,602	-7.5%
Fuels consumption in liters (gasoline and diesel)	384,392(*)	414,087	-7.2%

(*) Data subject to change - after external verification closing.

Energy efficiency is carried out through some actions such as Swap Project (replacing access equipment with more modern and efficient models) and the RAN Sharing agreement (sharing model of network infrastructure with other telecom operators). (Indicators EN5 and EN6,GRI-G42).

In environmental terms, the RAN Sharing agreement reduces electricity consumption and also has a positive urban impact as it implies in reducing the number of new Radio Base Stations (RBS), minimizing the inconvenience to population. It is estimated that the end of 2015, the RAN Sharing enabled a reduction of 120,000 MWh in electricity consumption, corresponding to a cost savings of approximately 65 million reais (Opex), through the sharing of about 4,500 stations with another telecom operators. Added to these advantages, there is still another important environmental benefit, avoiding the emission of around 15,000t CO2 equivalent, that would be discharged if the electricity had been consumed.

With a significant reduction in visual impact, Biosites help harmonize with the environment and urban infrastructure. Its multifunctionality can add beyond telecommunications transmission, contributing for lighting and security through surveillance cameras. At the end of March 2016, the project reached a total of 109 activated Biosites (68 Biosites at the end of March 2015).

Governance

Seeking to improve transparency and increase disclosure of governance themes TIM is introducing a new section in its Earnings Release on the activies carried by its Board of Directors and Commitees. Find below the highlights for 1Q16.

Board And Commitees Activities

Board of Directors

o

Members: 10 members (3 independents);

o

Meetings: 5 meetings with average attendance of 78%;

o

Most relevant activities:

▪

Analyze financial statements, notes to financial statements and Management Report, all for the fiscal year of 2015 and resolve on its submission to the General Assembly;

▪

Review 2015 Management Proposal considering the allocation of the results for the year and the distribution of dividends, and resolve on its submission to the General Assembly;

▪

Review remuneration proposal for management, Board and Fiscal Council members;

▪

Resolution on the execution of an agreement between related parties;

▪

Deliberate on the Enterprise Risk Management - ERM (Risk Appetite of the Company);

▪

Deliberate on hiring new independent audititors.

Fiscal Council

o

Members: 3 members (3 independents);

o

Meetings: 1 meeting; average attendance 100%;

o

Most relevant activities:

▪

Discussion on Labor, Civil, Tax and Regulatory contingencies;

▪

Opinion on Company's Directors and Financial Statements Report for the year of 2015;

▪

Opinion on 2015 Management Proposal regarding the allocation of the results for the year and the distribution of dividends.

Statutory Audit Commitee

o

Members: 3 members (3 independents);

o

Meetings: 7 meeting; average attendance 100%;

o

Most relevant activities:

▪

Monitor and Supervision of Annual SOx Certification Process & Internal Deficiencies Control;

▪

Opinion on an agreement between related parties;

▪

Analysis of Enterprise Risk Management Report (ERM) for the year 2015 and assesement on ERM Plan for 2016;

▪

Discussion on Labor, Civil, Tax and Regulatory contingencies;

▪

Opinion on Company's Directors and Financial Statements Report for the year of 2015;

▪

Opinion on 2015 Management Proposal regarding the allocation of the results for the year and the distribution of dividends;

▪

Present the Compliance Plan for 2016;

▪

Evaluate due diligence and status of TIM’s Anti-corruption programe;

▪

Opinion on the selection of new independent auditors.

Compensation Board

o

Members: 3 members;

o

Meetings: 1 meeting; average attendance 100%;

o

Most relevant activities:

▪

Opinion on the remuneration proposal for management, Board and Fiscal Council members.

Control and Risk Board

o

Members: 5 members (2 independent);

o

Meetings: 3 meeting; average attendance 93%;

o

Most relevant activities:

▪

Monitor and Supervision of Annual SOx Certification Process & Internal Deficiencies Control;

▪

Supervision and evaluation of internal audit committee;

▪

Analysis of Enterprise Risk Management Report (ERM) for the year 2015 and assement on ERM Plan for 2016;

▪

Evaluate due diligence and status of TIM’s Anti-corruption programe;

▪

Present the Compliance Plan for 2016.

STOCK PERFORMANCE

TIMP3 ended 1Q16 at R$8.00, down by 24.8% in the last 12 months mostly due to the pressured macroeconomic scenario and M&A speculation, while the Bovespa Index (Ibovespa) was down 2.1% over the same period. The Company's ADRs closed 1Q16 at US$11.06, a decrease of 33.3% in the last 12 months.

REVISION OF PREVIOUS YEARS

During the preparation of the interim financial statements related to the First quarter of 2016, the Company identified errors related to prior years/periods in relation to the revenue recognition for prepaid credits sold by third parties (“trading partners”). Even though the pre-paid revenue is recognized based on the consumption of the credits by the clients, during the reconciliation process, it was identified an undue adjustment related to the difference of the credits hold by the trading partners and the credits effectively activated in the pre-paid operational system. Based on the quantitative and qualitative analysis performed by the Company’s management, it was concluded that such adjustments were immaterial in the last three years. However, because of the significance of the cumulative out-of-period adjustment to the interim financial information for the three-month period ended March 31, 2016, the previous financial statements for the fiscal years ended December 31, 2015, 2014 and 2013, as well as the interim financial information for the three-month period ended March 31, 2015, will be revised.

The Company's Management concluded that this error did not affect materially, quantitatively and qualitatively, the annual and interim financial statements for the previous years/periods. The net impacts on the income statement for the years ended 2015, 2014 and 2013 were R$ 14 million, R$ 3 million and R$ 67 million, respectively, and R$ 440 million on retained earnings at January 1st 2013. For the quarter ended March 31, 2015 was of R$5 million.

Effects on the Income Statemen (R$)	2015	1Q15	2014	2013
Net Revenues	3,413,965	4,595,457	3,951,160	104,337,871
Net Profit	14,297,581	4,730,617	2,683,939	67,344,172

Effects on the Balance Sheet (R$)	Dec/15	Mar/15	Dec/14	Dec/13
Total Assets	152,735,527	148,771,254	146,048,518	140,910,367
Total Liabilities	(508,457,677)	(511,221,614)	(516,068,249)	(513,614,038)
Shareholders’ Equity	(355,722,150)	(362,450,360)	(370,019,731)	(372,703,670)

Additionally, such adjustments have not impacted the Company’s cash and cash equivalents position, neither changed the cash flows financial statements nor impacted the compliance with the provisions of covenants clauses for the Financing of the Company.

Consequently, this error on prior periods resulted in the following adjustments to the following accounting items in the financial statements:

1.

Taxes and contributions recoverable;

2.

Trading partners;

3.

Deferred revenue, net of commissions to trading partners;

4.

Equity;

5.

Revenues, net of tax on sales;

6.

Commissions to trading partners;

7.

Other retentions;

8.

Interests on Taxes;

9.

Income taxes and social contribution on above adjustments.

Further details can be seen in the Quartely Financial Statements Note 2E

 SUBSEQUENT EVENTS

New Market Positionig and New Brand

On the 15th of April TIM Brasil launched a new institutional campaign featuring the launch of a new logo and a new tag line “Evoluir é fazer diferente” (Evolve is doing differently). The new tag line represents a new market positioning and points to different form in facing the relationship with the customers. This transformation is part of a journey that has been conducted by the company, focusing on quality and better user experience.

TIM Brasil’s new positioning seeks to fulfill consumers’ needs by understanding what they value and earn their trust based in three pillars: (i) INNOVATION which is already in the company's DNA and will continue as a priority, with new plans, offers, partnerships and technologies; (ii) QUALITY is extremely important in this new route. TIM worked to become a leader in 4G coverage and maintain strong investments in infrastructure to deliver the best to its customers and be prepared for the future; (iii) USER EXPERIENCE, complement the two other pillars by establishing a new relationship with clients and acting so that everyone receives the best caring experience, great services and transparent relationship with the company.

Find below links to videos related to the launch:

TIMx promotional event video: https://www.youtube.com/watch?v=zVcsGZLLeHA (only in Portuguese)

New campaign video: https://www.youtube.com/watch?v=EC0SxYojDkw (only in Portuguese)

DISCLAIMER

The financial and operating consolidated information disclosed in this document, except where otherwise indicated, is presented according to IFRS (International Financial Reporting Standards) and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the first quarter of 2015 (1Q15) and fourth quarter of 2015 (4Q15), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

ATTACHMENTS

Attachment 1:

 Operational Indicators

The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website.

Attachment 1

TIM PARTICIPAÇÕES S.A.

Operational Indicators

Footnotes

1 Condecine is a contribution to the film industry development that composes the maintance FISTEL (TFF).

2 GRI-G4 Global Reporting Initiative, na international reporting standard on performance indicators, used by TIM on its Sustainability Report.

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO THE QUARTERLY INFORMATION

As at March 31, 2016

(in thousands of Reais, unless otherwise indicated)

(A free translation of the original in Portuguese)

Operations

1.a Corporate Structure

TIM Participações S.A. (“TIM Participações”, “Company” or the “Group”) is a publicly-held corporation based in the city of Rio de Janeiro and is a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group and holds 66.58% of the capital of TIM Participações as of March 31, 2016, (66.58% as of December 31, 2015). The Company’s and its subsidiaries (“Group”) main purpose is to control companies providing telecommunications services, including personal mobile telecom services and others, in their licensed areas. The services provided by TIM Participações’ subsidiaries are regulated by the Agência Nacional de Telecomunicações (“Anatel”).

The Company’s shares are traded on the BM&F/Bovespa. Additionally, TIM Participações trades its Level II American Depositary Receipts (ADRs) on the New York Stock Exchange (NYSE) – USA. Accordingly, the Company is subject to the rules of the Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”) and the U.S. Securities and Exchange Commission (“SEC”). In accordance with good market practice, TIM Participações adopts the practice of simultaneously releasing its financial information in Reais in both markets, in Portuguese and English.

Direct subsidiaries

(a)

TIM Celular S.A. (“TIM Celular”)

The Company holds 100% of TIM Celular´s shares. This subsidiary provides Landline Telephone Services (“STFC”) - Domestic Long Distance and International Long Distance voice services, Personal Mobile Service (“SMP”), and Multimedia Communication Service (“SCM”) in all Brazilian states and in the Federal District.

(b)

Intelig Telecomunicações Ltda. (“Intelig”)

The Company also holds 100% of Intelig’s shares. This company provides STFC – Local voices services and SCM services in all Brazilian states and in the Federal District (DF).

1.b Material Transactions – Sale of Towers

In November 2014 and January 2015 TIM Celular entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) for up to 6,481 telecommunications towers owned by it, for approximately R$3 billion, and a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with provision for the monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provide for the towers to be transferred in tranches to the purchaser, due to the need to meet certain precedent conditions.

This transaction will benefit the Company’s operating and financial capacity and allow it to expand its investments and improve quality.

A total of three transfers were made on April 29th, September 30th and December 16th, 2015. 5,483 towers (84.6% of the total) were transferred, and a total of R$2,498,421 was received in cash in 2015.

The gain on the portion of the assets effectively sold, amounting to R$1,210,980, was recognized in income for 2015, net of transaction costs, while the gain on the portion of the towers subject to sale and leaseback, amounting to R$1,002,393 (net of transaction costs), was deferred for the duration of the corresponding financial lease agreements (note 22).

The discount rate used in the transaction was determined based on observable market transactions that the lessee would have to pay in a similar lease or borrowing arrangement. The amounts of the discount rate applied in each tranche are described in note 16.

2.

Basis for preparation and disclosure of the interim financial information

The significant accounting policies applied to the preparation of the interim financial information are described below. These policies were consistently applied in the years presented, unless otherwise indicated.

a.

General preparation and disclosure criteria

The interim financial information was prepared taking into account the historical cost as the base value and financial assets and liabilities (including derivative instruments) evaluated at fair value.

 The individual and consolidated quarterly information were prepared in accordance with CPC 21 / IAS 34 – “Interim Financial Reporting”. Without divergences with the application of CPC 21 / IAS 34, the Company adopts accounting principles derived from Brazilian Corporate Law and specific rules issued by CVM and Anatel.

Assets and liabilities are reported according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are recorded as non-current. The only exception to this procedure involves deferred income tax and social contribution balances, both assets and liabilities that are totally classified in long term.

The presentation of Statement of Added Value (Demonstração do Valor Adicionado – “DVA”), individual and consolidated, is required by the Brazilian Corporate Law and accounting practices adopted in Brazil applicable to the public companies. The IFRS do not require the presentation of this statement. As a consequence, according to the IFRS, is presented as supplementary information, without affecting the understanding of interim financial information.

b.

Functional currency and presentation currency

The presentation currency for the interim financial information is the Real (R$), which is also the functional currency for all the companies consolidated in this interim financial information ..

Transactions in foreign currency are recognized at the exchange rate on the date of the transaction. Except for assets and liabilities recorded at fair value, monetary items in foreign currency are converted into Reais at the exchange rate on the date of the balance sheet as informed by the Central Bank of Brazil. Exchange gains and losses linked to these items are recorded in the statement of income.

c.

Segment information

Operating segments are the entity ’ s components that develop business activities from which revenues can be obtained and expenses incurred. Their operating results are regularly reviewed by the entity ’ s chief operating decision maker, in order to make decisions on the allocation of resources and to assess the performance of each segment. For a segment to exist, it must have separate financial information available.

The Company’s chief operating decision maker, responsible for allocating resources and for periodic performance evaluation, is the Executive Board. The Executive Board and the Board of Directors are jointly responsible for making strategic decisions and for managing the Group.

The Group’s strategy is to optimize the consolidated results of TIM Participações. This strategy includes optimizing the operations of each group company, in addition to taking advantage of the synergies generated among them. Notwithstanding the various business activities, the decision makers see the Group as a single business segment and do not take into account specific strategies intended for a particular service line. All decisions on strategic, financial, purchasing, investment and fund investment planning are made on a consolidated basis .. The aim is to maximize the consolidated result obtained by exploring the SMP, STFC and SCM licenses.

d.

Consolidation procedures

Subsidiaries are all entities in which the Group holds the control. The Group controls an entity when it is liable or has rights to variable returns from its involvement with the subsidiaries and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. The consolidation is discontinued from the date that the Group loses the control over that entity.

The purchase accounting method is used for recording the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of assets offered, equity instruments (e.g. shares) issued and liabilities incurred or assumed by the acquirer at the date when control is exchanged. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value at the acquisition date, irrespective of the proportion of any minority interest. The excess of the acquisition cost over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the statement of income as revenue, after a review of the concepts and calculations applied.

Transactions between Group companies, as well as balances and unrealized gains and losses in these transactions, are eliminated. Accounting policies of subsidiaries have been adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The base date of the financial statements used in the consolidation is the same for all Group companies.

e.       Revision of previous years

During the preparation of the interim financial statements related to the First quarter of 2016, the Company identified errors related to prior years/periods in relation to the revenue recognition for prepaid credits sold by third parties (“trading partners”). Even though the pre-paid revenue is recognized based on the consumption of the credits by the clients, during the reconciliation process, it was identified an undue adjustment related to the difference of the credits hold by the trading partners and the credits effectively activated in the pre-paid operational system. Based on the quantitative and qualitative analysis performed by the Company’s management, it was concluded that such adjustments were immaterial in the last three years. However, because of the significance of the cumulative out-of-period adjustment to the interim financial information for the three-month period ended March 31, 2016, the previous financial statements for the fiscal years ended December 31, 2015, 2014 and 2013, as well as the interim financial information for the three-month period ended March 31, 2015, will be revised.

The Company's Management concluded that this error did not affect materially, quantitatively and qualitatively, the annual and interim financial statements for the previous years/periods. The net impacts on the income statement for the years ended 2015, 2014 and 2013 were R$ 14 million, R$ 3 million and R$ 67 million, respectively, and R$ 440 million on retained earnings at January 1st 2013. For the quarter ended March 31, 2015 was of R$5 million.

Additionally, such adjustments have not impacted the Company’s cash and cash equivalents position, neither changed the cash flows financial statements nor impacted the compliance with the provisions of covenants clauses for the Financing of the Company.

Consequently, this error on prior periods resulted in the following adjustments to the following accounting items in the financial statements:

10

– Taxes and contributions recoverable;

11

– Trading partners;

12

– Deferred revenue, net of commissions to trading partners;

13

– Equity;

14

– Revenues, net of taxes on sales;

15

– Commissions to trading partners;

16

– Other retentions;

17

– Interests on Taxes;

18

– Income taxes and social contribution on above adjustments.

	Parent company			Consolidated
	Balance Sheet 01/01/13 (Reported)	Adjustments	Balance Sheet 01/01/13 (Revised)	Balance Sheet 01/01/13 (Reported)	Adjustments	Balance Sheet 01/01/13 (Revised)

ASSETS

Current (1)	447,320	-	447,320	9,967,717	12,943	9,980,660
Non current (4 / 1)	13,803,370	(440,048)	13,363,322	16,068,344	165,092	16,233,436

Total assets	14,250,690	(440,048)	13,810,642	26,036,061	178,035	26,214,096

LIABILITIES

Current (2 and 3)	384,451	-	384,451	7,375,222	618,083	7,993,305
Non current	33,369	-	33,369	4,827,969	-	4,827,969
Shareholders’ equity	13,832,870	(440,048)	13,392,822	13,832,870	(440,048)	13,392,822

Total liabilities and shareholders’ equity	14,250,690	(440,048)	13,810,642	26,036,061	178,035	26,214,096

	Parent company			Consolidated
	Balance Sheet 31/12/13 (Reported)	Adjustments	Balance Sheet 31/12/13 (Revised)	Balance Sheet 31/12/13 (Reported)	Adjustments	Balance Sheet 31/12/13 (Revised)

ASSETS

Current (1)	443,803	-	443,803	10,740,804	6,548	10,747,352
Non current (4 / 1)	14,593,438	(372,704)	14,220,734	17,190,918	134,362	14,325,280

Total assets	15,037,241	(372,704)	14,664,537	27,931,722	140,910	28,072,632

LIABILITIES

Current (2 and 3)	409,780	-	409,780	8,048,103	513,614	8,561,717
Non current	32,821	-	32,821	5,288,979	-	5,288,979
Shareholders’ equity	14,594,640	(372,704)	14,221,936	14,594,640	(372,704)	14,221,936

Total liabilities and shareholders’ equity	15,037,241	(372,704)	14,664,537	27,931,722	140,910	28,072,632

	Parent company			Consolidated
	Statement of income 31/12/13 (Reported)	Adjustments	Statement of income in 31/12/13 (Revised)	Statement of income 31/12/13 (Reported)	Adjustments	Statement of income in 31/12/13 (Revised)

Net operating revenues (5)	-	-	-	19,921,291	104,338	20,025,629
Cost of services rendered and goods sold	-	-	-	(10,822,202)	-	(10,822,202)

Gross income	-	-	-	9,099,089	104,338	9,203,427

Operating income (expenses) (4 / 6 and 7)	1,505,097	67,344	1,572,441	(6,660,216)	(6,930)	(6,667,146)

Operating income	1,505,097	67,344	1,572,441	2,438,873	97,408	2,536,281

Financial income (expenses) (8)	517	-	517	(302,720)	12,172	(290,548)

Income before income tax and social contribution	1,505,614	67,344	1,572,958	2,136,153	109,580	2,245,733

Income tax and social contribution (9)	-	-	-	(630,539)	(42,236)	(672,775)

Net income for the year	1,505,614	67,344	1,572,958	1,505,614	67,344	1,572,958

Basic earnings per share	0.6230	0.0278	0.6508	0.6230	0.0278	0.6508

Diluted earnings per share	0.6228	0.0279	0.6507	0.6228	0.0279	0.6507

	Parent company			Consolidated
	Statement of added value 31/12/13 (Reported)	Adjustments	Statement of added value 31/12/13 (Revised)	Statement of added value 31/12/13 (Reported)	Adjustments	Statement of added value 31/12/13 (Revised)

Revenues	-	-	-	26,225,901	109,342	26,335,243
Inputs acquired from third parties	(8,073)	-	(8,073)	(11,894,210)	(6,929)	(11,901,139)
Retentions	-	-	-	(2,767,870)	-	(2,767,870)
Value added received by transfer	1,530,611	67,344	1,597,955	686,154	12,171	698,325
Total added value to share	1,522,538	67,344	1,589,882	12,249,975	114,584	12,364,559

Sharing added value:
Personnel and charges	6,448	-	6,448	686,149	-	686,149
Taxes, charges and contributions	1,551	-	1,551	8,575,353	47,240	8,622,593
Remuneration of third party capital	8,925	-	8,925	1,482,859	-	1,482,859
Remuneration of shareholders’ equity	1,505,614	67,344	1,572,958	1,505,614	67,344	1,572,958
	1,522,538	67,344	1,589,882	12,249,975	114,584	12,364,559

	Parent company			Consolidated
	Balance Sheet 31/12/14 (Reported)	Adjustments	Balance Sheet 31/12/14 (Revised)	Balance Sheet 31/12/14 (Reported)	Adjustments	Balance Sheet 31/12/14 (Revised)

ASSETS

Current (1)	463,010	-	463,010	11,174,415	6,535	11,180,950
Non current (4 / 1)	15,324,516	(370,020)	14,954,496	21,168,729	139,513	21,308,242

Total assets	15,787,526	(370,020)	15,417,506	32,343,144	146,048	32,489,192

LIABILITIES

Current (2 and 3)	432,125	-	432,125	9,123,256	516,068	9,639,324
Non current	33,367	-	33,367	7,897,854	-	7,897,854
Shareholders’ equity	15,322,034	(370,020)	14,952,014	15,322,034	(370,020)	14,952,014

Total liabilities and shareholders’ equity	15,787,526	(370,020)	15,417,506	32,343,144	146,048	32,489,192

Parent company	Consolidated
Statement of income 31/12/14 (Reported)	Adjustments	Statement of income in 31/12/14 (Revised)	Statement of income 31/12/14 (Reported)	Adjustments	Statement of income in 31/12/14 (Revised)

Net operating revenues (5)	-	-	-	19.498.165	3.951	19.502.116
Cost of services rendered and goods sold	-	-	-	(10.083.920)	-	(10.083.920)

Gross income	-	-	-	9.414.245	3.951	9.418.196

Operating income (expenses) (4 / 6 and 7)	1.554.575	2.684	1.557.259	(6.928.556)	(7.100)	(6.935.656)

Operating income	1.554.575	2.684	1.557.259	2.485.689	(3.149)	2.482.540

Financial income (expenses) (8)	(8.156)	-	(8.156)	(292.772)	12.130	(280.642)

Income before income tax and social contribution	1.546.419	2.684	1.549.103	2.192.917	8.981	2.201.898

Income tax and social contribution (9)	-	-	-	(646.498)	(6.297)	(652.795)

Net income for the year	1.546.419	2.684	1.549.103	1.546.419	2.684	1.549.103

Basic earnings per share	0.6396	0.0011	0.6407	0.6396	0.0011	0.6407

Diluted earnings per share	0.6393	0.0011	0.6404	0.6393	0.0011	0.6404
Parent company	Consolidated
Statement of added value 31/12/14 (Reported)	Adjustments	Statement of added value 31/12/14 (Revised)	Statement of added value 31/12/14 (Reported)	Adjustments	Statement of added value 31/12/14 (Revised)

Revenues	-	-	-	25,973,031	4,443	25,977,474
Inputs acquired from third parties	(11,952)	-	(11,952)	(10,906,860)	(7,099)	(10,913,959)
Retentions	-	-	-	(3,052,579)	-	(3,052,579)
Value added received by transfer	1,582,453	2,684	1,585,137	1,003,425	12,130	1,015,555
Total added value to share	1,570,501	2,684	1,573,185	13,017,017	9,474	13,026,491

Sharing added value:
Personnel and charges	9,945	-	9,945	782,589	-	782,589
Taxes, charges and contributions	2,531	-	2,531	8,843,917	6,791	8,850,708
Remuneration of third party capital	11,606	-	11,606	1,844,092	-	1,844,092
Remuneration of shareholders’ equity	1,546,419	2,684	1,549,103	1,546,419	2,683	1,549,102
1,570,501	2,684	1,573,185	13,017,017	9,474	13,026,491

	Parent company			Consolidated
	Balance Sheet 31/12/15 (Reported)	Adjustments	Balance Sheet 31/12/15 (Revised)	Balance Sheet 31/12/15 (Reported)	Adjustments	Balance Sheet 31/12/15 (Revised)

ASSETS

Current (1)	542,751	-	542,751	12,033,273	6,973	12,040,246
Non current (4 / 1)	16,962,981	(355,722)	16,607,259	23,370,379	145,763	23,516,142

Total assets	17,505,732	(355,722)	17,150,010	35,403,652	152,736	35,556,388

LIABILITIES

Current (2 and 3)	538,523	-	538,523	8,658,406	508,458	9,166,864
Non current	34,165	-	34,165	9,812,202	-	9,812,202
Shareholders’ equity	16,933,044	(355,722)	16,577,322	16,933,044	(355,722)	16,577,322

Total liabilities and shareholders’ equity	17,505,732	(355,722)	17,150,010	35,403,652	152,736	35,556,388

	Parent company			Consolidated
	Statement of income 31/12/15 (Reported)	Adjustments	Statement of income in 31/12/15 (Revised)	Statement of income 31/12/15 (Reported)	Adjustments	Statement of income in 31/12/15 (Revised)

Net operating revenues (5)	-	-	-	17,138,851	3,414	17,142,265
Cost of services rendered and goods sold	-	-	-	(8,306,857)	-	(8,306,857)

Gross income	-	-	-	8,831,994	3,414	8,835,408

Operating income (expenses) (4 / 6 and 7)	2,065,868	14,297	2,080,165	(5,587,777)	3,809	(5,583,968)

Operating income	2,065,868	14,297	2,080,165	3,244,217	7,223	3,251,440

Financial income (expenses) (8)	5,277	-	5,277	(264,378)	13,971	(250,407)

Income before income tax and social contribution	2,071,145	14,297	2,085,442	2,979,839	21,194	3,001,033

Income tax and social contribution (9)	-	-	-	(908,694)	(6,897)	(915,591)

Net income for the year	2,071,145	14,297	2,085,442	2,071,145	14,297	2,085,442

Basic earnings per share	0.8558	0.0059	0.8617	0.8558	0.0059	0.8617

Diluted earnings per share	0.8557	0.0059	0.8616	0.8557	0.0059	0.8616

	Parent company			Consolidated
	Statement of added value 31/12/15 (Reported)	Adjustments	Statement of added value 31/12/15 (Revised)	Statement of added value 31/12/15 (Reported)	Adjustments	Statement of added value 31/12/15 (Revised)

Revenues	-	-	-	23,156,529	3,689	23,160,218
Inputs acquired from third parties	(16,444)	-	(16,444)	(7,526,175)	3,809	(7,522,366)
Retentions	-	-	-	(3,361,971)	-	(3,361,971)
Value added received by transfer	2,103,012	14,297	2,117,309	1,996,752	13,971	2,010,723
Total added value to share	2,086,568	14,297	2,100,865	14,265,135	21,469	14,286,604

Sharing added value:
Personnel and charges	11,214	-	11,214	850,362	-	850,362
Taxes, charges and contributions	2,207	-	2,207	8,441,124	7,172	8,448,296
Remuneration of third party capital	2,002	-	2,002	2,902,504	-	2,902,504
Remuneration of shareholders’ equity	2,071,145	14,297	2,085,442	2,071,145	14,297	2,085,442
	2,086,568	14,297	2,100,865	14,265,135	21,469	14,286,604

	Parent company			Consolidated
	Balance Sheet 31/03/15 (Reported)	Adjustments	Balance Sheet 31/03/15 (Revised)	Balance Sheet 31/03/15 (Reported)	Adjustments	Balance Sheet 31/03/15 (Revised)

ASSETS

Current (1)	460,051	-	460,051	10,172,230	6,396	10,178,626
Non current (4 / 1)	15,642,327	(365,289)	15,277,038	21,775,247	139,536	21,914,783

Total assets	16,102,378	(365,289)	15,737,089	31,947,477	145,932	32,093,409

LIABILITIES

Current (2 and 3)	432,345	-	432,345	7,543,827	511,221	8,055,048
Non current	33,742	-	33,742	8,767,359	-	8,767,359
Shareholders’ equity	15,636,291	(365,289)	15,271,002	15,636,291	(365,289)	15,271,002

Total liabilities and shareholders’ equity	16,102,378	(365,289)	15,737,089	31,947,477	145,932	32,093,409

	Parent company			Consolidated
	Statement of income 31/03/15 (Reported)	Adjustments	Statement of income in 31/03/15 (Revised)	Statement of income 31/03/15 (Reported)	Adjustments	Statement of income in 31/03/15 (Revised)

Net operating revenues (5)	-	-	-	4,546,712	4,596	4,551,308
Cost of services rendered and goods sold	-	-	-	(2,314,853)	-	(2,314,853)

Gross income	-	-	-	2,231,859	4,596	2,236,455

Operating income (expenses) (4 / 6 and 7)	311,432	4,731	316,163	(1,703,658)	(71)	(1,703,729)

Operating income	311,432	4,731	316,163	528,201	4,525	532,726

Financial income (expenses) (8)	1,269	-	1,269	(77,738)	3,118	(74,620)

Income before income tax and social contribution	312,701	4,731	317,432	450,463	7,643	458,106

Income tax and social contribution (9)	-	-	-	(137,762)	(2,912)	(140,674)

Net income for the period	312,701	4,731	317,432	312,701	4,731	317,432

Basic earnings per share	0.1292	0.0020	0.1312	0.1292	0.0020	0.1312

Diluted earnings per share	0.1292	0.0019	0.1311	0.1292	0.0019	0.1311

	Parent company			Consolidated
	Statement of added value 31/03/15 (Reported)	Adjustments	Statement of added value 31/03/15 (Revised)	Statement of added value 31/03/15 (Reported)	Adjustments	Statement of added value 31/03/15 (Revised)

Revenues	-	-	-	6,132,535	4,824	6,137,359
Inputs acquired from third parties	(1,025)	-	(1,025)	(2,427,935)	(71)	(2,428,006)
Retentions	-	-	-	(811,300)	-	(811,300)
Value added received by transfer	317,313	4,731	322,042	691,363	3,117	694,480
Total added value to share	316,288	4,731	321,019	3,584,663	7,870	3,592,533

Sharing added value:
Personnel and charges	2,392	-	2,392	205,880	-	205,880
Taxes, charges and contributions	993	-	993	2,148,244	3,139	2,151,383
Remuneration of third party capital	202	-	202	917,838	-	917,838
Remuneration of shareholders’ equity	312,701	4,731	317,432	312,701	4,731	317,432
	316,288	4,731	321,019	3,584,663	7,870	3,592,533

Reconciliation of the effects on Shareholders' Equity:

	Capital	Reserves	Other comprehensive income	Retained earnings	Total
Balance as at January 1, 2013	9,839,770	3,993,332	(232)	-	13,832,870
Prior year adjustments		(440,048)			(440,048)
Balance as at January 1, 2013 adjusted	9,839,770	3,553,284	(232)	-	13,392,822
Net income for the year	-	-	-	1,505,614	1,505,614
Adjustment on the year	-	-	-	67,344	67,344
Net income adjusted	-			1,572,958	1,572,958
Other movements	-	826,869	2,245	(1,572,958)	(743,844)
Balance as at December 31, 2013 adjusted	9,839,770	4,380,153	2,013	-	14,221,936
Net income for the year	-	-	-	1,546,419	1,546,419
Adjustment on the year	-	-	-	2,684	2,684
Net income adjusted	-	-	-	1,549,103	1,549,103
Increase on capital stock	26,528	-		-	26,528
Other movements	-	703,260	290	(1,549,103)	(845,553)
Balance as at December 31, 2014 adjusted	9,866,298	5,083,413	2,303	-	14,952,014
Net income for the year	-	-	-	2,071,145	2,071,145
Adjustment on the year	-	-	-	14,297	14,297
Net income adjusted	-			2,085,442	2,085,442
Other movements	-	1,625,724	(416)	(2,085,442)	(460,134)
Balance as at December 31, 2015 adjusted	9,866,298	6,709,137	1,887	-	16,577,322

The cash flow statements has not been presented since there was no impact on operational, financing and investment activities.

f.

Approval of interim financial information

This interim financial information was approved by the Company ’ s Board of Directors on May 11 , 2016.

g ..

New standards, changes and interpretations of standards not yet in force

The following new standards were issued by the IASB, but they are not in force for the year 201 6 .. The early adoption of these standards, although encouraged by IASB, was not allowed in Brazil by the CVM, based on a pronouncement of the Accounting Pronouncements Committee (CPC).

IFRS 9

“ Financial Instruments ” deals with the classification, measurement and recognition of financial assets and liabilities. IFRS 9 was issued in November 2009 and October 2010 and replaces the parts of IAS 39 relating to the classification and measurement of financial instruments. IFRS 9 requires the classification of financial assets in two categories: measured at fair value and measured at amortized cost. The determination is made at the initial recognition. The classification basis depends on the entity ’ s business model and on the contractual characteristics of the financial instruments ’ cash flow. Regarding financial liabilities, the standard maintains the majority of the requirements set forth in IAS 39. The main change is that, in cases where the fair value option is adopted for financial liabilities, the portion of the change in fair value which is due to the entity ’ s own credit risk is recorded in other comprehensive income, not in the income statement, except when this would result in an accounting mismatch. The Group is assessing the overall impact of IFRS 9 .. The standard comes into force on January 1 st , 2018.

IFRS 15

This new standard determines the concepts that an entity has to apply in revenue measurement and when it must be recognized. It was initially issued to come into effect on January 1 st , 2017 and replace IAS 11 – “ Construction Contracts ” , IAS 18 – “ Revenues ” and related interpretations. The standard comes into effect on January 1 st , 2018. The Group is assess ing the overall impact of IFRS 15 ..

IFRS16

This standard supersedes the existing standard on leasing, IAS 17/CPC 06 (R1) – Leases, and related interpretations, and establishes the principles to recognition, measurement, presentation and disclosure on leasing for both parts on a contract, in other words, clients (lessee) and suppliers (lessor). Less es are required to recognize a leasing liability reflecting future payments of the leasing and a “ right to use an asset ” to almost all leases contracts, excepting some short term leases and contract of small amounts assets. For lessors the accounting treatment remains almost unchanged, with the classification on leases in operational or financial leases, and the accounting of these two kind of leases contracts in different manners. The standard comes into effect on January 1 st , 2019. The Group is assessing the impacts on its adoption and have still not defined the transition method that will be used.

There are no other present IFRS standards or IFRIC interpretations not yet in force that could have a significant impact on interim financial information of the Group.

Critical judgment in the application of the Company’s accounting policies

Accounting estimates and judgments are continuously reassessed. They are based on Company´s historical experience and other factors, such as expectations of future events, considering the circumstances presented as of the base date of the interim financial information.

By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. The estimates and assumptions that presents significant risk with probability to cause relevant adjustments in the book values of assets and liabilities for the next fiscal years, are shown below:

 (a)

Loss on impairment of non-financial assets

Losses from impairment take place when the book value of assets or cash generating unit exceeds the respective recoverable value, which is considered as the fair value less costs to sell, or the value in use, whichever is greater. The calculation of the fair value less costs to sell is based on the information available from sale transactions involving similar assets or market prices less the additional costs incurred to dispose of those assets. The value in use is based on the discounted cash flow model. Cash flows derive from the Company’s business plan. Since this is an ongoing business, as from the fifth projection year a perpetuity of nominal growth of cash flows was estimated.

Any reorganization activities to which the Company has not committed itself on the financial statements disclosure date on which the interim financial information is reported or any material future investments aimed at improving the asset base of the cash generating unit being tested are excluded for the purposes of the impairment test.

The recoverable value is sensitive to the discount rates used in the discounted cash flow method, as well as with expected future cash receivables and the growth rate of revenue and expenses used for extrapolation purposes. Adverse economic conditions may lead to significant changes in these assumptions.

The principal non-financial assets valued in this way were goodwill recorded by the Company (note 15).

In the quarter ended March 31, 2016, there was no change in the estimates and assumptions posing a significant risk, which might cause a material adjustment to the book values of property, plant and equipment or intangible assets during this period.

(b)

Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated in accordance with interpretations of the legislation currently in force. This process normally includes complex estimates in order to define the taxable income and differences. In particular, deferred tax assets on income tax and social contribution losses and temporary differences are recognized to the extent that it is probable that future taxable income will be available and can be offset. The recoverability of the deferred income tax on tax and social contribution losses and temporary differences takes into account estimates of taxable income (note 10).

(c)

Provision for legal and administrative proceedings

Legal and administrative proceedings are analyzed by the Company’s management and internal and external legal advisors. The Company’s reviews take into account factors such as the hierarchy of laws, case law available, recent court decisions and their relevance in the legal order. Such reviews involve Management’s judgment (note 23).

(d)

Fair value of derivatives and other financial instruments

Financial instruments presented at fair value in the balance sheet are measured using evaluation techniques that considers observable data or observable data derived from the market (note 39).

(e)

Unbilled revenues

Considering that some billing cut-off dates occur at intermediate dates within the months, at the end of each month there are revenues already earned by the Company but not effectively billed to the customers. These unbilled revenues are recorded based on estimates which take into account historical data of usage, number of days since the last billing date, among other factors.

(f)

Sale and leaseback

The sale and leaseback transaction is that where the Group sells an asset and immediately requires the use of the same asset by entering into a lease agreement with the buyer. The accounting treatment of the sale and leaseback transaction depends on the substance of this transaction (by applying the principles of lease classification).

For financial sale and leaseback, the total gain is deferred and amortized over the lease term. For operational sale and leaseback, generally the assets are sold at fair value, and consequently, the gain or loss on the sale is immediately recognized in the income statement.

At the beginning of the lease term, the Company recognizes finance leases as assets and liabilities on its balance sheet by amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the beginning of lease.

The discount rate used in a sale and leaseback transaction is determined based on observable market transactions where the lessee would have to pay on a similar lease contract or loan. As mentioned in note 1.b, discount rates applied by Management in the transactions carried out during the year were decisive for the calculation of the portion of the gain recorded through profit and loss, as well as the portion of deferred gain and amortized over the lease term.

Cash and cash equivalents

These are financial assets classified as borrowings and receivables, being accounted at the amortized cost through the effective interest rate method. The Company’s Management determines the classification of its financial assets upon their initial recognition.

	Parent Company		Consolidated
	Mar/2016	Dec/2015	Mar/2016	Dec/2015

Cash and banks	367	555	66,959	113,244
Unrestrictedly available financial investments:
CDB/Repurchases	7,686	24,208	3,771,381	5,987,159

	8,053	24,763	3,838,340	6,100,403

Bank Deposit Certificates (“CDB”) and Repurchases are nominative securities issued by banks and sold to the public as a means of raising funds. Such securities can be traded during the contracted period, at any time, without any significant loss of value and are used to short-term obligations of the Company.

The annual average return of the Company’s investments regarding CBDs and Repurchases, including those not classified as cash and cash equivalents, is 101.68% of the Interbank Deposit Certificate - CDI rate.

Securities

	Consolidated
	Mar/2016	Dec/2015

Foreign exchange fund	545,793	599,414
	545,793	599,414

Current portion	(545,793)	(599,414)
Non-current portion	-	-

Shares in a non-exclusive foreign exchange fund were purchased during 2015. This foreign exchange fund has daily liquidity in order to follow the variations of the US Dollar, and is basically formed by highly liquid public securities. The investment is intended to reduce foreign exchange risk on repayments to suppliers in foreign currency.

During 2016 approximately 32% of the foreign exchange fund shares were designated as cash-flow hedge.

Trade accounts receivable

These are financial assets classified as borrowings and receivables, and they refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed until the balance sheet date. Accounts receivable from clients are initially recognized at fair value and are subsequently measured at amortized cost using the effective interest rate method less the allowance for doubtful accounts ( “ impairment ” ) ..

Losses on doubtful accounts were recognized as a reduction at accounts receivable based on the profile of the subscriber portfolio, the overdue aging of accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient.

The fair value of accounts receivable equals the book value recorded at March 31, 2016 and December 31, 2015. A portion of the accounts receivable, relating to the post-paid segment, is used to secure the total amount of BNDES borrowings (note 19).

	Consolidated
	Mar/2016	Dec/2015

Billed services	1,049,492	995,879
Unbilled services	626,575	667,886
Network use	420,381	448,064
Sale of goods	1,093,036	1,120,449
Other accounts receivable	2,342	2,053
	3,191,826	3,234,331

Losses on doubtful accounts	(346,969)	(351,381)
	2,844,857	2,882,950

Current portion	(2,819,260)	(2,858,089)
Non-current portion	25,597	24,861

Changes in losses on doubtful accounts, controlled as an asset offset account, were as follows:

	Consolidated
	Mar/2016 (3 months)	Dec/2015 (12 months)

Opening balance	351,381	373,577
Additions	71,356	230,357
Write-off	(75,768)	(252,553)
Closing balance	346,969	351,381

The aging of the accounts receivable is as follows:

	Consolidated
	Mar/2016	Dec/2015

Falling due	2,100,895	2,153,088
Past due for up to 30 days	172,804	189,186
Past due for up to 60 days	71,584	57,822
Past due for up to 90 days	430,352	406,850
Past due for more than 90 days	416,191	427,385
	3,191,826	3,234,331

Inventories

Inventories are stated at average acquisition cost. A loss is recognized to adjust the cost of handsets and accessories to net realizable value (selling price) when this amount is less than the average acquisition cost.

	Consolidated
	Mar/2016	Dec/2015

Mobile handsets and tablets	158,918	123,664
Accessories and pre-paid cards	22,624	19,762
TIM chips	17,573	12,170
	199,115	155,596

Losses on adjustment to realizable amount	(17,040)	(13,876)
	182,075	141,720

Indirect taxes and contributions recoverable

	Consolidated
	Mar/2016	Dec/2015 (Revised)

ICMS	1,624,728	1,708,059
Others	35,226	34,241
	1,659,954	1,742,300

Current portion	(853,080)	(924,624)
Non-current portion	806,874	817,676

ICMS amounts recoverable basically refer to (i) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided into 48 months), (ii) ICMS tax substitution amounts from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM Celular and (iii) credits deriving from objections (debit reversal) in UFs which still did not implement the presumed credit.

Direct taxes and contributions recoverable

	Parent Company		Consolidated
	Mar/2016	Dec/2015	Mar/2016	Dec/2015 (Revised)

Income tax and social contribution	288	387	173,810	185,804
PIS/COFINS	20,185	20,185	185,057	233,326
Others	1,506	1,339	57,162	81,113
	21,979	21,911	416,029	500,243

Current portion	(21,979)	(21,911)	(245,254)	(329,722)
Non-current portion	-	-	170,775	170,521

The PIS/COFINS amounts recoverable refer (i) to credits arising from a final and unappellable judgment on the unconstitutionality of broadening the calculation base for these contributions under Law 9.718/98. By providing that billing corresponds to all income earned by legal entity, the law broadened the definition of billing, as it added other revenues to the calculation base of these contributions, besides goods and services; (ii) credits for the purchase of inventories of goods for resale, basically handsets, tablets and modems; and (iii) credits calculated on rights and services used as input, electricity and rentals, pursuant to Law No. 10.637/2002 and No. 10.833/2003.

Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on (1) accumulated income tax and social contribution losses carry forward and on (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the interim financial information. Deferred income tax is determined using enacted tax rates (and tax laws), or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify deferred tax credit and debit balances.

Deferred income tax and social contribution credits are recognized only in the event of a profitable track record and/or when the annual forecast prepared by the Company, examined by the Fiscal Council and approved by Management, indicates the likelihood of future realization of those tax credits.

The balances of deferred income tax and social contribution credits and debits are shown in the balance sheet at net amount, when there is both a legal right and the intention to offset them at the time when current taxes are ascertained, usually in relation to the same legal entity and the same taxation authority. Thus deferred tax credits and debits belonging to different entities are in general shown separately, not at their net amount.

As of March 31, 2016 and December 31, 2015, the prevailing tax rates were 25% for income tax and 9% for social contribution. The tax incentives shown in note 34 are also being considered in deferred taxes.

The amounts recorded are as follows:

	Parent company		Consolidated
Assets (liabilities)
	Mar/2016	Dec/2015	Mar/2016	Dec/2015
Deferred taxes – Liabilities
Deemed cost – Intelig	-	-	(118,297)	(120,730)
	-	-	(118,297)	(120,730)
Deferred taxes – Assets
Tax losses	28,973	27,756	1,014,883	1,034,243
Social contribution losses	10,495	10,057	378,977	385,946
Temporary differences
Provision for legal and administrative proceedings	1,269	1,497	139,467	141,246
Losses on doubtful accounts	-	-	122,647	122,299
Adjustment to present value – 3G license	-	-	14,464	14,950
Deferred tax on CPC adjustments	-
Acquisition of stocks from minority shareholders	53,569	53,569	53,569	53,569
Business combination – Intelig acquisition	-	-	71,405	71,405
Depreciation related to asset retirement obligations	-	-	6,097	6,482
Monetary adjustments related to asset retirement obligations	-	-	4,464	4,363
Capitalized interests	-	-	-	499
Authorization charges	-	-	412	387
Lease of LT Amazonas Infrastructure	-	-	12,303	11,022
Effect of merger of TIM Fibers	-	-	727	770
Profit sharing	610	336	28,314	16,594
Taxes with suspended enforceability	-	-	12,872	12,872
Fistel – Recovery TFI	-	-	15,185	50,721
Amortized goodwill – TIM Fiber	-	-	(280,517)	(264,639)
Derivative transactions	-	-	(235,130)	(336,621)
Capitalized interests on 4G authorization	-	-	(106,024)	(84,751)
Other	-	-	1,409	5,484
	94,916	93,215	1,255,524	1,246,841

Provision for realization of tax credits (Intelig and TIM Participações)	(94,916)	(93,215)	(1,231,678)	(1,232,315)
	-	-	23,846	14,526

TIM Celular

The subsidiary TIM Celular has set up deferred income tax and social contribution assets on its total tax losses, social contribution losses and temporary differences, based on a profitability history and the projected future taxable earnings.

Based on these projections, the subsidiary expects to recover the credits as follows:

Deferred income tax and social contribution

2016	94,932
2017	91,305
2018	105,951
2019 onwards	57,680
Tax losses and negative base	349,868

Temporary differences	(326,022)

Total credits recoverable	23,846

The estimates for recovery of tax assets were calculated taking into account the financial and business assumptions available at the close of 2015.

The subsidiary TIM Celular used credits related to tax losses carried forward and negative basis of social contribution in the amount of R$25,759 in the first quarter of 2016 (R$24,076 as of March 31, 2015).

Losses on the realization of tax credits

Considering that TIM Participações S.A. does not carry out activities that may generate income tax and social contribution taxable bases, the full loss on tax credits arising from income tax and social contribution tax losses and temporary differences, totaling R$94,916 at March 31, 2016 (R$93,215 at December 31, 2015), was recognized.

In the case of subsidiary Intelig, considering that it has not presented a taxable income history, a total provision for realization of tax credits mentioned was set up, in the amount of R$1,136,762 as of March 31, 2016 (R$1,139,100 as of December 31, 2015), of which R$1,004,525 refers to tax losses and negative base of social contribution and R$132,237 to temporary differences.

Prepaid expenses

	Consolidated
	Mar/2016	Dec/2015

Fistel (*)	753,512	-
Advertising not released (**)	127,887	162,145
Rentals and insurance	54,355	46,936
Network swap (***)	35,489	37,674
Others	14,067	18,535
	985,310	265,290

Current portion	(927,831)	(210,056)
Non-current portion	57,479	55,234

(*) The Fistel fee paid in March 2016 refers to the 2016 fiscal year and has been amortized monthly according to the respective triggering event.

(**) Represent early payments of expenses from the advertising of TIM brand’s products and services, which were recognized in income for the period of broadcasting.

(***) On April 1st, 2010, the subsidiary Intelig and GVT entered into onerous contract and a reciprocal agreement of assignment of fiber optic infrastructure (network swap), in order to expand their respective areas of operation. Given the economic nature of the transaction, the amount was recognized in the (current and non-current) prepaid expenses account against a corresponding entry to deferred revenues (current and non-current). Both amounts are being appropriated to income in the same proportion over a period of 10 years.

Judicial deposits

These are recorded at their historical cost and updated according to the legislation in force:

	Parent Company		Consolidated
	Mar/2016	Dec/2015	Mar/2016	Dec/2015

Civil	10,658	9,218	381,537	361,689
Labor	66,413	63,043	436,005	420,112
Tax	1,473	1,437	275,441	268,825
Regulatory	-	-	109	109
Others (*)	134	127	61,179	55,306

Non-current portion	78,678	73,825	1,154,271	1,106,041

(*) Refer to financial investments related to judicial proceedings.

Civil

These are court deposits to guarantee execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumers’ rights, among others.

There are some proceedings involving different issues, challenging the amount fixed by ANATEL for quitting the V1 sub-bands, to allow the implementation of 4G technology, after TIM Celular has won the auction. In this case, the court deposit amounts to R$55,019 (R$53,559 as of December 31st, 2015).

Labor

These are amounts deposited in court related to guarantees of execution and the filing of appropriate appeals, the relevant matter or amounts involved are still being discussed. The amount has been distributed among the several claims filed by the Company’s employees and third-party service providers.

Tax

The Company and its subsidiaries have placed court deposits for tax issues to back various current court proceedings. These deposits refer mainly to the following matters:

(i) 2% increase in the ICMS rate for the Fund for the Eradication of Poverty (FECP) in the State of Bahia on prepaid telephone services provided by the Company. The current value of these deposits is R$81,885 (R$ 80,205 as of December 31, 201 5 ) .

(ii) Use of credit for the purchase of electricity used directly by the companies for production purposes. The court is tending to give a favorable judgment. The current value of these deposits is R$66,390 (R$6 4,968 as of December 31, 201 5 ) .

(iii) Liability for CPMF on capitalization of loans; recognition of the right not to pay contributions allegedly due on the mere change of ownership of current accounts as a result of a takeover. The current value of these deposits is R$31,948 (R$ 31,450 as of December 31, 201 5 ) .

(iv) Constitutionality of collection of the Operations Monitoring Charge (TFF) by a number of municipal authorities. The current value of these deposits is R$12,394 (R$ 11,450 as of December 31, 201 5 ) .

(v) Failure to approve set-off of federal debts against credits for Withholding Tax (IRRF) because it is alleged that the credits are insufficient, as well as the deposit placed to ensure the issue of a Tax Clearance Certificate. The current value of these deposits is R$9,509 (R$ 9,340 as of December 31, 201 5 ) .

(vi) Liability for ISS on import services and outsourced services; alleged failure to pay for land clearance and ERB maintenance service, for ISS on the Company’s services and for ISS on Co-billing services and software licensing (Blackberry). Guarantee of the right to take advantage of the benefit of volunteered information and seeking to reverse confiscatory fines for late payment. The current value of these deposits is R$5,667 (R$ 5,524 as of December 31, 201 5 ) .

(vii) Ancillary services provided for in ICMS Agreement 69/98. The current value of these deposits is R$5,544 (R$5, 479 as of December 31, 201 5 ) .

(viii) Volunteered report of tax debits and consequent cancellation of charge of fine for late payment. The current value of these deposits is R$4,055 (R$ 4,001 as of December 31, 201 5 ) .

(ix) Deposit made by Intelig related to the unconstitutionality and illegality of charging by FUST. Plea for the recognition of the right not to pay FUST, and not to include in its calculation base revenues transferred for interconnections and EILD; and of the right not to be charged retroactively for differences arising from failure to comply with ANATEL ruling 7/2005. The current value of these deposits is R$44,769 (R$ 43,323 as of December 31, 201 5 ) .

Investments - Parent company

Equity interests in subsidiaries are valued using the equity method only in the individual interim financial information.

(a)

Interest in subsidiaries

	Mar/2016
	TIM Celular	Intelig	Total

Number of shares held	38,254,833,561	3,279,157,266

Interest in total capital	100%	100%

Shareholders’ equity	15,458,130	1,036,362

Unrealized results	-	(955)

Revised shareholders’ equity	15,458,130	1,035,407

Profit for the period	107,643	25,065

Unrealized results		201

Revised profit for the period	107,643	25,266	132,909

Income from equity accounting	107,643	25,266	132,909

Investment amount	15,458,130	1,035,407	16,493,537

	Dec/2015 (Revised)
	TIM Celular	Intelig	Total

Number of shares held	38,254,833,561	3,279,157,266

Interest in total capital	100%	100%

Shareholders’ equity	15,353,019	1,023,959

Unrealized results	-	(1,157)

Revised shareholders’ equity	15,353,019	1,022,802

Profit for the year	2,087,114	22,266

Unrealized results	-	808

Revised profit for the year	2,087,114	23,074	2,110,188

Income from equity accounting	2,087,114	23,074	2,110,188

Investment amount	15,353,019	1,022,802	16,375,821

(b)

Changes in investment in subsidiaries

	TIM Celular	Intelig	Total

Balance of investments at December 31, 2014 (represented)	13,731,610	999,601	14,731,211

Income from equity accounting (represented)	2,087,114	23,074	2,110,188
Stock options	3,724	127	3,851
Proposed dividends	(469,013)	-	(469,013)
Effect of post-employment benefit supplementary amount	(416)	-	(416)
Balance of investments at December 31, 2015 (represented)	15,353,019	1,022,802	16,375,821

Income from equity accounting	107,643	25,266	132,909
Stock options	1,072	40	1,112
Cash flow hedge	(3,604)	(12,701)	(16,305)
Balance of investments at March 31, 2016	15,458,130	1,035,407	16,493,537

Property, Plant and Equipment

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter, only if applicable). Depreciation is calculated on the straight-line method over terms that take into account the expected useful lives of the assets and their residual values.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful life of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. Interest incurred on updating the provision is classified as financial expenses.

Gains and losses from disposals are determined by comparing the amounts of these disposals with the carrying values at the time of the transaction and are recognized in “other operating incomes (revenues), net” in the statement of income.

On January 1st, 2009, Intelig on its first adoption of IFRS / CPCs, used deemed cost to measure its property, plant and equipment assets, according to ICPC 10, as approved by a CVM Deliberation. After this, its property, plant and equipment is demonstrated by acquisition and / or construction historical cost. Both (deemed cost and historical cost) are deductible from the accumulated depreciation and from the impairment losses (this one, if applicable).

(a)

Change in property, plant and equipment

	Consolidated
	Balance Dec/2015	Additions	Write-offs	Transfers	Balance Mar/2016
Cost of property, plant and equipment, gross
Commutation / transmission equipment	16,565,919	-	(26,559)	237,532	16,776,892
Fiber optic cables	583,447	-	-	11,612	595,059
Free leased handsets	1,952,079	-	(2,972)	26,150	1,975,257
Infrastructure	5,024,183	-	(27,420)	74,517	5,071,280
Informatics assets	1,501,507	-	(3,371)	15,018	1,513,154
General use assets	657,086	-	(147)	14,965	671,904
Land	40,794	-	-	-	40,794
Construction in progress	601,634	164,372	32,364	(379,794)	418,576

Total property, plant and equipment, gross	26,926,649	164,372	(28,105)	-	27,062,916

Accumulated depreciation
Commutation/transmission equipment	(10,653,118)	(326,981)	17,709	-	(10,962,390)
Fiber optic cables	(200,123)	(10,306)	-	-	(210,429)
Free leased handsets	(1,783,940)	(30,811)	923	-	(1,813,828)
Infrastructure	(1,884,692)	(101,232)	3,278	-	(1,982,646)
Informatics assets	(1,296,837)	(20,865)	3,371	-	(1,314,331)
General use assets	(440,591)	(9,991)	140	-	(450,442)

Total accumulated depreciation	(16,259,301)	(500,186)	25,421	-	(16,734,066)

Property, plant and equipment, net
Commutation / transmission equipment	5,912,801	(326,981)	(8,850)	237,532	5,814,502
Fiber optic cables	383,324	(10,306)	-	11,612	384,630
Free leased handsets	168,139	(30,811)	(2,049)	26,150	161,429
Infrastructure	3,139,491	(101,232)	(24,142)	74,517	3,088,634
Informatics assets	204,670	(20,865)	-	15,018	198,823
General use assets	216,495	(9,991)	(7)	14,965	221,462
Land	40,794	-	-	-	40,794
Construction in progress	601,634	164,372	32,364	(379,794)	418,576

Total property, plant and equipment, net	10,667,348	(335,814)	(2,684)	-	10,328,850

(b)

Depreciation rates

Annual rate %

Commutation / transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Free-leased handsets	50
Infrastructure	4 to 10
Informatics assets	20
General use assets	4 to 20

In 2015, pursuant to IAS 16 (CPC 27), approved by CVM Deliberation, the Company and its subsidiaries assessed the useful life estimates for their property, plant and equipment, concluding that there was no significant change or alteration to the circumstances on which the estimates had been based that would justify changes to the useful lives currently in use. To determine the useful life of the assets, the Company considers not just the type of the asset, but also the way it is used and the conditions to which the asset is submitted during its use.

Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable), and reflect: (i) the purchase of authorizations and rights to use radio frequency bands and (ii) software in use and/or development. Intangibles also include (i) the purchase of the right to use the infrastructure of other companies, (ii) customer lists, (iii) goodwill on the purchase of companies, and (iv) commissioning.

Amortization charges are calculated on the straight-line method over the estimated useful life of the assets contracted and over the terms of the authorizations. The useful life estimates of intangible assets are reviewed regularly.

Any financial charges on funds generically raised (that is, without a specific destination) and used for obtaining qualified assets, which are assets that necessarily require a significant time to be ready for use, are capitalized as a portion of the cost of the asset when it is likely to bring future economic benefits for the entity and such costs can be accurately measured. These costs are amortized throughout the estimated useful life of assets.

The amounts of the SMP authorizations and radio frequency right to use, as well as software, goodwill and other items, were recorded as follows:

(a)

Change in intangible

		Consolidated
	Balance Dec/2015	Additions	Transfers	Write-offs	Capitalized Interests	Balance Mar/2016
Cost of intangible assets, gross
Software rights to use	13,088,536	-	373,278	(285)	-	13,461,529
Authorizations	5,189,022	5	637	-	-	5,189,664
Goodwill	1,527,219	-	-	-	-	1,527,219
List of clients	95,200	-	-	-	-	95,200
Right to use infrastructure LT Amazonas	198,202	-	-	-	-	198,202
Other assets	196,116	34,420	28,889	-	-	259,425
Intangible assets under development	3,361,641	503,000	(402,804)	-	68,810	3,530,647

Total intangible assets, gross	23,655,936	537,425	-	(285)	68,810	24,261,886

Accumulated amortization
Software rights to use	(9,591,782)	(309,939)	-	285	-	(9,901,436)
Authorizations	(3,962,749)	(85,587)	-	-	-	(4,048,336)
List of clients	(70,000)	(4,200)	-	-	-	(74,200)
Right to use infrastructure LT Amazonas	(22,711)	(2,478)	-	-	-	(25,189)
Other assets	(49,501)	(7,193)	-	-	-	(56,694)

Total Accumulated Amortization	(13,696,743)	(409,397)	-	285	-	(14,105,855)

Intangible assets, net
Software rights to use (c)	3,496,754	(309,939)	373,278	-	-	3,560,093
Authorizations	1,226,273	(85,582)	637	-	-	1,141,328
Goodwill (d)	1,527,219	-	-	-	-	1,527,219
List of clients (e)	25,200	(4,200)	-	-	-	21,000
Right to use infrastructure LT Amazonas (f)	175,491	(2,478)	-	-	-	173,013
Other assets (h)	146,615	27,227	28,889	-	-	202,731
Intangible assets under development (g)	3,361,641	503,000	(402,804)	-	68,810	3,530,647

Total Intangible Assets, net	9,959,193	128,028	-	-	68,810	10,156,031

(b)

Amortization rates

Annual rate %

Software rights to use	20
Authorizations	5 to 50
List of clients	18
Right to use infrastructure - LT Amazonas	5
Other assets	20 to 50

(c)

Software rights to use

The costs associated with maintaining software are recognized as expenses as incurred. Identifiable and unique development costs that are directly attributable to the design and testing of software products, controlled by the Group, are recognized as intangible assets when all capitalization criteria are met.

Directly attributable costs, which are capitalized as part of the software product, include costs with employees directly allocated to its development.

(d)

Goodwill from previous years

(d.1) Intelig´s acquisition

The goodwill arising from the acquisition of Intelig in December 2009 in the amount of R$210,015 is represented by/based on the subsidiary’s expected profitability. Goodwill recoverability is tested annually through an impairment test.

As of December 31, 2015, the Company used the value in use method to perform the impairment test, using the following assumptions:

. Intelig’s network is fundamental for the Group’s business development, allowing and supporting the development of the current and new service offers as well as creating a significant leased lines’ cost reduction. To determine the cost savings related to the leased lines, the Company used the market prices of circuit rents, taking into consideration also their locations. The present value of these potential rents are deducted from the net value of Intelig’s tangible and intangible assets at December 31, 2015;

. The projection of Intelig’s costs was based on expected projection (4.12% p.a.) which is consistent with the projections prepared by market institutions;

. Since this is a continuous business, as from the fifth year of the projection cash flow growth of 3% p.a. has been estimated as perpetuity;

. The discount rate applied to projected cash flows was 10.40% p.a. (12.32% p.a. at December 31, 2014);

. In the period from 2016 to 2020, projected growth was 6.48%; and

. The inflation rate expected by the Company is 4.83% p.a. on average and is in line with the estimates prepared by representative market institutions.

The results of the test carried out as of December 31, 2015 indicated that there was no need to recognize impairment.

On March 31, 2016 the Company reviewed the impairment indicators and did not identify any need to revise the impairment test for the quarter.

(d.2)

Goodwill arising from TIM Fiber SP and TIM Fiber RJ acquisitions

TIM Celular acquired, at the end of 2011, Eletropaulo Telecomunicações Ltda. (which, subsequently, had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which, subsequently, had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively.

TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012.

The subsidiary TIM Celular recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the process of the purchase price allocation, at the amount of R$1,159,648.

In 2015, the Company identified the need for changing the cash generating unit (“CGU”) previously known as TIM Fiber. TIM Celular is the new CGU as from fiscal year 2015. This change was based on changes in the consumer profile in the mobile telephone markets, with a fall in voice usage and a rise in data usage, thus requiring restructuring of the network infrastructure.

Under this new scenario, a convergence can be seen between the data and voice networks, and decisions on investments in infrastructure are now taken on an integrated basis.

In this context, the Company adopted a new strategy by using the transport network and optical fiber links in an integrated manner through fixed and mobile services, taking advantage of the existing installations, with small cells in Rio de Janeiro and São Paulo in order to improve data traffic. This integration makes it difficult to identify the flows relating to Fiber operations separately. In this sense, the Management’s opinion is that goodwill should also be assigned to the generating of benefits arising from mobile services.

The change in CGU as a result of a different strategy was consolidated in 2015. Thus, for this year, Tim Celular was the cash generating unit identified for impairment testing of goodwill, in the amount of R$1,159,648. The impairment testing of said goodwill used this CGU and the value in use method, having also considered the calculations using the methods applied in prior years, according to the norms in force. The principal assumptions used in this method are:

. Percentages of growth in the number of clients, in line with the Company’s business plan and prepared for 5 years;

. Increase in revenues from services provided due to: guaranteed speed mix and voice over IP option on the fixed-line component and increased demand for data, enlarging the footprint of 4G technology, spectrum, network and growth on the mobile component;

. Operation and maintenance costs estimates include the growth in the number of clients served, occasional scale gains and inflation effects. The inflation rate expected by the Company for Fiber and mobile business operational expenses (4.83% p.a. on average) is in line with the estimates prepared by representative market institutions;

. Considering that it is a continuous business, as from the fifth year, it was estimated a perpetuity of nominal growth of cash flows of 3% p.a.;

. The discount rate for estimated cash flows was 12.00% p.a.

The result of these impairment tests performed in December 31, 2015, considering both the model of previous years and the new one, showed no evidence of the need to recognize any losses.

On March 31, 2016 Company revised impairment indicators and did not identify the need to review the impairment test in the period.

(d.3)

Acquisition of minority interests of TIM Sul and TIM Nordeste

In 2005, the Company acquired all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies in full subsidiaries. The goodwill resulting from this transaction amounted to R$157,556.

The Group´s combined estimates (that includes landline and mobile telephone services, broadband business, leased lines, etc) Revised to the present value, indicate that there is no need to recognize any impairment loss. The assumptions used for these estimates are detailed above.

(e)

List of clients

As part of the purchase price allocation process involving the acquisitions of TIM Fiber SP Ltda. and TIM Fiber RJ S.A., contractual rights were identified for the companies acquired to provide future services. These contractual rights were evaluated at their fair value on the acquisition date and are being amortized in accordance with their estimated useful life on the same date.

(f)

Infrastructure use rights - LT Amazonas

Subsidiary TIM Celular signed agreements for the right to use infrastructure with companies that operate electric power transmission lines in Northern Brazil. Such agreements fall within the scope of ICPC 3 (IFRIC 4), as approved by a CVM Deliberation and are classified as financial leases.

Additionally TIM Celular entered into network infrastructure sharing contracts with Telefônica Brasil S.A. also in the Northern Region. In these contracts, both operators optimize resources and reduce their operational costs (note 16).

(g)

Auction and payment of 4G License 700 MHz

On September 30, 2014, TIM Celular purchased Lot 2 in the Auction of the 700 MHz band in the amount of R$1,739 million. In December 2014, the Company paid R$1,678 million. The balance remaining of R$61 million, was recorded as a debt, as provided for in the call notice.

TIM Celular is challenging the remaining balance with Anatel, which is subject to interest rates (1% p.m.) and Revised by IGP-DI. These amounts are capitalized by the Company. The impact on the balance for the three-month period ended March 31, 2016 was R$2,087 (R$1,869 in 2015) of interest and R$1,483 (R$1,356 in 2015) of monetary adjustments.

Additionally, as determined on the call notice, the Company has borne the costs regarding the cleaning of the frequency band purchased. The nominal amount due by the Company regarding the cleaning of the 700 MHZ frequency of the lot purchased is R$904 million. The Company has also an additional cost of R$295 million related to the portion that has not been bought in the auction and that was subsequently split by Anatel among the companies that won the auction of R$295 million, totaling R$1,199 million to be paid related to this costs.

In order to perform the activities for cleaning the spectrum, in March 2015, TIM, together with other companies that won the auction, have constituted a Redistribution and Digitalization Management Entity for TV and RTV Channels, named “EAD”. From 2015 to 2018, TIM, as the other companies that won the auction, will disburse amounts, according to the schedule provided for in the public notice, to afford, by means of the EAD, with the costs related to this cleaning activities. As the amount payable of R$1,199 million relates to a long-term obligation, it was reduced in R$47 million from the application of the adjustment to present value (“AVP”). Monthly, AVP interests are appropriated, as well as monetary Revised based on the IGP-DI index. In the first quarter of 2016, the impact generated by the appropriation of AVP interest amounted to R$4,157 (R$8,130 in 2015), while the impact from indexation was R$17,664 (R$18,773 in 2015).

As of April 9, 2015, the first payment in the amount of R$370,379 was made to EAD.

The license mentioned above relate to the concept of qualifying asset. Consequently, the finance charges over funds raised without specific destination, used with the purpose of obtaining a qualifying asset, are capitalized at the average rate of 13.23% p.a. in connection with the borrowings and financing valid for the period. The amount capitalized in the first quarter of 2016 was R$62,565 (R$43,986 in 2015).

(h)

Comissioning

In 2015 a new offer was launched to corporate clients where contracts provide a minimum contract period of 24 months and there is also a penalty clause in case of early cancellation. This kind of contract allows amounts involved in the acquisition of these clients (commission) to be capitalized as intangible assets with finite useful life. The capitalized costs of these contracts will be amortized over the contract term.

Leasing

Leases in which the Company, as lessee, substantially holds the risks and benefits of ownership are classified as financial leases, which are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interests related to the lease are taken to income as financial expenses over the contractual term.

The subsidiary TIM Celular entered into tower lease agreements, as a lessee, arising from a sale and financial leaseback operation involving the sale of an asset and the concomitant lease of the same asset by the purchaser to the seller.

The subsidiary TIM Celular recognized a liability corresponding to the present value of the compulsory minimum installments of the agreement.

Leases in which the Company, as lessor, substantially transfers the risks and benefits of ownership to the other part (lessee) are classified as financial leases. These leases values are transferred from intangible asset of the Company and are recognized as a receivable lease at the lower of the fair value of the leased item and the present value of the receipts provided for in the agreement. Interests related to the lease are taken to income as financial income over the contractual term.

Asset leases are financial assets registered as borrowings and receivables.

Assets

	Consolidated
	Mar/2016	Dec/2015

LT Amazonas	201,138	199,935
	201,138	199,935

Current portion	(2,057)	(1,969)
Non-current portion	199,081	197,966

LT Amazonas

As a result of the agreement entered into with LT Amazonas, the subsidiary TIM Celular entered into network infrastructure sharing agreements with Telefônica Brasil S.A. In these agreements, TIM Celular and Telefônica Brasil S.A. share investments in the Northern region of Brazil. The subsidiary has receivables against Telefônica Brasil S.A. that have to be paid on a monthly basis for a period of 20 years. These amounts are annually restated by IPC-A. The consolidated nominal amount of future installments receivable by TIM Celular is R$367,089.

The table below includes the schedule of cash receipts of the agreement currently in force. The amounts represent the cash receipts estimated in the signed agreements and are stated at their nominal amount. It must be mentioned that these balances differ from those recorded in the accounting books, where amounts are recorded at present value:

Nominal amount

Up to March 2017	22,266
April 2017 to March 2020	80,832
April 2021 onwards	263,991
367,089

The present value of installments receivable is R$ 201,138 (R$199,935 in 2015), of which R$185,558 of principal and R$ 15,580 of interest accrued until March 31, 2016. These amounts were estimated on the date of execution of agreements entered into with the transmission companies, projecting future cash receipts discounted at 12.56%.

Liabilities

	Consolidated
	Mar/2016	Dec/2015

LT Amazonas	343,336	340,582
Sale of Towers (leaseback)	1,288,058	1,277,924
	1,631,394	1,618,506

Current portion	(49,170)	(38,592)
Non-current portion	1,582,224	1,579,914

i) LT Amazonas

Subsidiary TIM Celular executed agreements for the right to use infrastructure with companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted as from the date the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, annually restated by IPC-A.

The table below presents the future payments schedule for the agreements in force. These amounts represent the estimated disbursements under the agreements executed with the distributors and are shown at their nominal amount. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value :

Nominal amount

Up to March 2017	44,299
April 2017 to March 2020	153,534
April 2021 onwards	500,271
698,104

The consolidated nominal value of future installments due by TIM Celular is R$698,104. Its present value is R$343,336 (R$340,582 in 2015), composed by R$313,001 for principal and R$30,335 for interest as of March 31, 2016, was estimated on the date the agreements were signed with the transmission companies by projecting future payments and discounting these at 14.44%. Additionally, the amount of the right of use of LT Amazonas also considers R$70,759 related to investments in property, plant and equipment made by TIM Celular and subsequently donated to the electric power transmission companies. These donations are already included in the contract signed by the parties.

ii) Sale and Leaseback of Towers

As a result of the tower lease agreements (MLA), TIM Celular agreed to lease part of the infrastructure space existing on the same towers for a period of 20 years to be counted as from the date of transfer of each tower. The agreements provide for monthly lease amounts according to the type of tower (greenfield and rooftop), annually restated by the IGP-M index.

The table below includes the schedule of payments of the agreement in force regarding the MLA. The amounts represent the disbursements estimated in the agreement signed with ATC and are stated at their nominal amount. It must be mentioned that these balances differ from those recorded in the accounting books, where amounts are recorded at present value:

Nominal amount

Up to March 2017	150,540
April 2017 to March 2020	578,499
April 2021 onwards	2,052,497
2,781,536

The consolidated nominal amount of the sum of future installments payable by TIM Celular is R$2,781,536. Their present value is R$ 1, 288,058 , of which R$ 1,244,803 of principal and R$ 43,255 of interest as of March 31, 2016. These amounts above were calculated and estimated on the date of execution of the agreement, projecting future payments discounted at 14.39%, 17.08% and 17.00% for the amounts disbursed in April, September and December 2015, respectively.

Suppliers

Suppliers accounts payable are obligations to pay for goods or services that were purchased in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Given the short maturity term of these obligations, in practical terms, they are usually recognized at invoice value.

	Parent Company		Consolidated
	Mar/2016	Dec/2015	Mar/2016	Dec/2015 (Revised)

Local currency
Suppliers of materials and services (a)	2,300	3,549	2,235,042	3,474,351
Interconnection (b)	185	-	64,266	76,670
Roaming (c)	-	-	2,501	1,206
Co-billing (d)	-	-	75,065	71,548
	2,485	3,549	2,376,874	3,623,775

Foreign currency
Suppliers of materials and services (a)	136	522	109,251	87,528
Interconnection (b)	-	-	-	-
Roaming (c)	-	-	28,251	23,253
	136	522	137,502	110,781

Current portion	2,621	4,071	2,514,376	3,734,556

(a) Represents the amount to be paid to suppliers for the acquisition of materials and provision of services relating to tangible and intangible assets or for consumption in operation, maintenance and management, as provided for in the agreement between the parties.

(b) This refers to the use of the networks of other landline and mobile telephone operators, with calls being initiated from TIM’s network and ending in the network of other operators.

(c) This refers to calls made by customers outside their registration area, who are therefore considered visitors in the other network.

(d) This refers to calls made by a customer who chooses another long-distance operator.

Authorizations of radio frequencies

In order to provide SMP services, the subsidiary TIM Celular obtained radio frequency authorizations for a fixed period and renewable for a further fifteen (15) years. The extension of the right of use includes the payment of an amount equal to 2% of the net revenues recorded in the regions covered by the Authorization that ends each biannual period. As of March 31, 2016, TIM Celular had accounts past due related to the renewal of Authorizations in the amount of R$146,149 (R$146,149 as of December 31, 2015).

At December 5, 2014, the subsidiary TIM Celular signed the Instrument of Authorization regarding the 700 MHz band (extract published in D.O.U. on December 8, 2014). The subsidiary paid the amount equivalent to R$1,678 million, recording the remaining balance of R$61 million as a financial debt, according to the payment method provided for in the call notice. With no bids for some lots in the Call Notice for the 700 MHZ band, TIM Celular, along with other bidders, will have to bear a proportion of the costs regarding these lots, as a result of redistribution and digitalization of TV and RTV channels and the solutions for interference problems in the radio communication systems, being entitled to a discount on the final amount to be paid.

However, the methodology used by ANATEL to calculate this amount was different from that included in the Call Notice and so TIM Celular filed an administrative appeal, which was heard and denied in December 2014 (as were the appeals of the other Winning Bidders). On March 31, 2015, TIM Celular filed a lawsuit questioning a surplus charge of R$61 million (R$81 million as of March 31, 2016), which is still pending trial (note 15.g).

As mentioned above, the Company assumed an additional commitment to cleaning the 700 MHz radio frequency band, performing the redistribution and digitalization of TV and RTV channels, and reducing negative interferences, upon the constitution of Digitalization Managing Entity (EAD), with the total commitment assumed by TIM Celular amounting to R$1,199 million to be paid in four (4) installments Revised by IGP-DI, of which R$370 million (30%) was paid on April 9, 2015, to this entity (note 15.g).

On March 4, 2015, ANATEL: (i) accepted the request for withdrawal of the application to extend the period of radio frequency use for lot 208 (AR 92); (ii) granted the application to extend the authorization for radio frequency use for lot 222 (AR 31); and (iii) granted the application for extension of the period of authorization for radio frequency use in Bands D and E .. On July 22, 2015, an Authorization Act extended the authorization for use of the above radio frequencies.

On December 17, 2015 TIM was ranked best bidder for the acquisition of two Type B lots (E-30 - AR41, Curitiba and metropolitan region and E-68 - AR81, Recife and metropolitan region) relating to Bidding Process 002/2015-SOR /SPR/ ANATE L, and confirmation is pending until the end of the first quarter of 2016 .. Adjudication of the object of the bid and subsequent signing of the corresponding licensing agreements are expected in the 2 nd quarter of 2016.

At March 31, 2016, the Company and its subsidiaries have the following commitments with ANATEL:

	Consolidated
Authorizations payable	Mar/2016	Dec/2015

700 Mhz frequency band cleaning, net of AVP	940,209	918,388
Updated ANATEL Debt	81,021	77,450
Guarantee insurance on authorizations	12,730	15,985
Renewal of authorizations	146,149	146,149
	1,180,109	1,157,972

Current portion	(472,871)	(467,687)
Noncurrent portion	707,238	690,285

The Authorizations held on a primary basis by TIM Celular as of March 31, 2016, as well as their maturity dates, are detailed below:

Maturity Date
Authorization Instruments	450 MHz	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1,800 MHz	1,900 MHz and 2,100 MHz (3G)	2,500 MHz V1 Band (4G)	2,500 MHz (P** Band (4G)	700 MHz (4G)
Amapá, Roraima, Pará, Amazonas and Maranhão	-	March, 2031*	April, 2023	April, 2023	October, 2027	PA – February, 2024*	December, 2029
Rio de Janeiro and Espírito Santo	October, 2027	March, 2031*	ES - April, 2023	April, 2023	October, 2027	RJ – February, 2024*	December, 2029

Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except the municipality of Pelotas and region) and the municipalities of Londrina and Tamarana, in Paraná

	PR - October, 2027	March, 2031*	April, 2023	April, 2023	October, 2027	DF – February, 2024*	December, 2029
São Paulo	-	March, 2031*	Countryside - April, 2023	April, 2023	October, 2027	-	December, 2029
Paraná (except the municipalities of Londrina and Tamarana)	October, 2027	September, 2022*	April, 2023	April, 2023	October, 2027	February, 2024*	December, 2029
Santa Catarina	October, 2027	September, 2023*	April, 2023	April, 2023	October, 2027	-	December, 2029
Municipality and region of Pelotas, in the State of Rio Grande do Sul	-	April, 2024*	-	April, 2023	October, 2027	-	December, 2029
Pernambuco	-	May, 2024*	-	April, 2023	October, 2027	-	December, 2029
Ceará	-	November, 2023*	-	April, 2023	October, 2027	-	December, 2029
Paraíba	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Rio Grande do Norte	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Alagoas	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Piauí	-	March, 2024*	-	April, 2023	October, 2027	-	December, 2029
Minas Gerais (except the municipalities of the PGO sector 3 for 3G the radio frequencies and others)	-	April, 2028*	April, 2023	April, 2023	October, 2027	February, 2030*	December, 2029
Bahia and Sergipe	-	August, 2027*	-	April, 2023	October, 2027	-	December, 2029

*Agreements already renewed for 15 years; therefore, TIM is not entitled to a further renewal period.

** Only complementary areas in particular States.

Loans and financing

These are recorded as financial liabilities measured at the amortized cost, being represented by non-derivative financial liabilities that are not usually traded before maturity.

Initially, they are recognized at fair value, being subsequently measured based on the effective interest rate method. The appropriation of financial expenses according to the effective interest rate method is registered in income, under financial expenses.

Description	Currency	Charges	Maturity	Mar/2016	Dec/2015
BNDES (1)	URTJLP	TJLP to TJLP + 3.62% p.a.	Jul/17 to Jul/22	2,434,330	2,528,140
BNDES (1)	UMIPCA	UMIPCA + 2.62% p.a.	Jul/17	72,507	68,628
BNDES (1)	UM143	SELIC + 2.52% p.a.	Jul/22	1,523,893	1,475,426
BNDES (PSI) (1)	R$	2.50% to 4.50% p.a.	Jul/18 to Jan/21	538,137	563,465
BNB (2)	R$	10.00% p.a.	Jan/16	-	931
Banco BNP Paribas (3)	USD	Libor 6M + 2.53% p.a.	Dec/17	171,916	187,038
Banco Europeu de Investimento (BEI) (2)	USD	Libor 6M + 0.57% a 1.32% p.a.	Sep/16 to Feb/20	1,182,224	1,859,839
Bank of America (Res. 4131) (4)	USD	Libor 3M + 1.35% p.a.	Sep/16	426,654	468,114
KFW (3)	USD	Libor 6M+ 1.35% p.a.	Apr/19	279,225	304,924
Cisco Capital (4)	USD	1.80% to 2.50% p.a.	Sep/18 to Dec/20	411,778	469,931
Total				7,040,664	7,926,436
Current portion				(1,677,099)	(2,326,186)
Non-current portion				5,363,565	5,600,250

Guarantees:

(1)

Guaranteed by TIM Participações and collateral of receivables of TIM Celular

(2)

Bank escrow and Surety by TIM Participações.

(3)

Guaranteed by TIM Participações.

(4)

No guarantee

The parent company TIM Participações does not have borrowings or financing at March 31, 2016.

The foreign currency loan granted by Banco BNP Paribas, and the financing arranged by TIM Celular with BNDES, were raised for the purpose of expanding the mobile phone network. They include covenants that require certain financial ratios to be attained, calculated half-yearly. The subsidiary TIM Celular has complied with these financial ratios.

In March 2016, the Company prepaid the first tranche of the agreement signed in 2008 with European Investment Bank, totaling R$517 million. The original maturity of this tranche was in September 2016 and the purpose of the early settlement was to manage indebtedness and the Company’s cash efficiently.

Credit Facilities

						Amount used as of
Type	Currency	Date of Opening	Term	Total amount	Remaining balance	March 31, 2016	December 31, 2015
BNDES (1)	URTJLP	Dec/13	Dec/16	2,635,600	1,411,173	1,224,427	1,224,427
BNDES (1)	UM143	Dec/13	Dec/16	2,636,400	1,355,370	1,281,030	1,281,030
BNDES (PSI) (1)	R$	Dec/13	Dec/16	428,000	-	428,000	428,000
BNDES (2)	R$	Dec/15	Dec/17	60,995	60,995	-	-
BNDES (2)	TJLP	Dec/15	Dec/18	2,940	2,940	-	-
KFW Finnvera	USD	Dec/15	Jun/18	150,000	150,000	-	-
Total						2,933,457	2,933,457

Purpose:

(1)

Financing of investments in network and information technology for the years 2014, 2015 and 2016.

(2)

Financing of TIM’s Innovation Projects for the years 2016, 2017 and 2018.

The PSI (Investment Sustainment Program) financing lines, obtained from BNDES, refer to specific programs of this institution and have interest rates lower than those used in ordinary BNDES operations. The balance at March 31, 2016, corresponding to the adjustment of the subsidy granted by the BNDES for all the PSI lines is approximately R$140 million. This amount was recorded in Deferred Revenues under “Government Subsidies” line and deferred for the useful life of the asset being financed and appropriated to income in “Subsidy income”.

The subsidiary TIM Celular has swap transactions to fully protect itself against any devaluation of the Brazilian currency against the US Dollar in its borrowings and financing transactions. Nevertheless, this is not classified as hedge accounting.

The long-term portions of borrowings and financing at March 31, 2016 mature as follows:

Consolidated
2017	1,023,570
2018	1,130,590
2019	1,436,817
2020	898,673
2021	554,097
2022	319,818
5,363,565

Fair value of the borrowings

In Brazil there is no consolidated long-term debt market with the characteristics of the BNDES facilities. In addition to the returns on long-term debt, the institutions take into account the social benefits of each project for which financing is granted. For the purpose of fair value analysis, given the absence of a similar market and the requirement that the projects address governmental interests, the fair value of the borrowing is usually taken to be that shown in the accounting records.

The amount of PSI credit lines are recorded at their fair value at the withdrawal date and the fair value is calculated considering the CDI rate at the withdrawal date. If the fair value was calculated on March 31, 2016, the PSI credit lines would have an amount lower than that presented in the interim financial information by approximately R$4 million.

A further transaction with extremely specific features is the borrowing obtained with BNP. This is secured by SACE, an Italian insurance company, which also operates as a development institution. Given the features of the transaction, we believe that its fair value is equal to that shown on the Company’s balance sheet.

Regarding the funds raised with Bank of America, Cisco Capital and KFW, current market conditions do not indicate the existence of any factor that might lead to a fair value different for these transactions to that shown in the accounting records.

After applying the evaluation criterion that takes into account the characteristics of similar transactions, the Company identified differences between the fair and book values of the funds raised from the European Investment Bank (EIB). The fair value of the transaction is approximately R$4 million less than the accounting balance.

Indirect taxes, fees and contributions payable

	Parent Company		Consolidated
	Mar/2016	Dec/2015	Mar/2016	Dec/2015

ICMS	-	-	384,854	419,547
ANATEL taxes and fees	-	-	19,666	21,354
ISS	243	165	42,683	43,109
Others	252	152	5,969	17,861
	495	317	453,172	501,871

Current portion	(495)	(317)	(453,067)	(501,768)
Non-current portion	-	-	105	103

Direct taxes, fees and contributions payable

The current income tax and social contribution charges are calculated based on the tax laws enacted or substantially enacted up to the balance sheet date.

Brazilian tax legislation allows companies to opt for quarterly or monthly payments of income tax and social contribution. In 2015, the Company and its subsidiaries paid income tax and social contribution quarterly. From 2016 this option has changed and the companies began to make monthly payment of income tax and social contribution.

	Parent Company		Consolidated
	Mar/2016	Dec/2015	Mar/2016	Dec/2015

Income tax and social contribution	-	-	247,177	338,351
PIS/COFINS	40	25	57,155	63,658
Others (*)	17	21	51,865	55,022
	57	46	356,197	457,031

Current portion	(57)	(46)	(110,745)	(213,880)
Non-current portion	-	-	245,452	243,151

(*) Refers basically to the subsidiary TIM Celular joining, since 2009, the REFIS program, a federal fiscal program that permits the Companies to pay the due debts on federal taxes (PIS, Cofins, IR and CSL) in installments.

Deferred revenues

	Consolidated
	Mar/2016	Dec/2015 (Revised)

Prepaid services to be provided (1)	962,762	958,872
Government grants (2)	139,503	145,892
Network swap (3)	35,489	37,674
Anticipated receipts	24,074	25,877
Deferred revenues for sale of towers (4)	961,083	973,613
	2,122,911	2,141,928

Current portion	(1,057,381)	(1,043,239)
Non-current portion	1,065,530	1,098,689

(1) This refers to minutes not used by customers involving pre-paid system services, which are appropriated to income when customers actually avail themselves of these services.

(2) Refers to the release of funds released under the credit facility from the BNDES Investment Sustainment Program (BNDES PSI). The total sum of the subsidies granted by the BNDES through March 31, 2016 was R$209,342. This amount is being amortized according to the useful life of the asset being financed and appropriated to the “Other incomes (expenses), net” group (note 31).

(3) Refers mainly to the transfer of onerous contracts and reciprocal infrastructure of fiber optics (note 11).

(4) Refers to amounts to be appropriated from sales of towers (note 1.b).

Provision for legal and administrative proceedings

The Company and its subsidiaries are parties to legal and administrative proceedings in the civil, labor, tax and regulatory spheres which arise in the normal course of their business.

The provision is set up at an amount deemed sufficient and adequate to cover losses and risks considered probable, based on analysis by the Company’s legal consultants and by Management. Situations where losses are considered probable are subject to disclosure for their Revised amounts, while those where losses are considered possible are disclosed at their historical values and those where losses are considered remote are not disclosed.

The provision set up for legal and administrative proceedings is made up as follows:

	Parent company		Consolidated
	Mar/2016	Dec/2015	Mar/2016	Dec/2015

Civil (a)	-	-	96,660	92,820
Labor (b)	3,731	4,403	66,963	69,312
Tax (c)	-	-	219,029	224,858
Regulatory (d)	-	-	27,728	28,621
	3,731	4,403	410,380	415,611

The changes in the provision for legal and administrative proceedings can be summarized as follows:

	Dec/2015	Additions, net of reversals	Payments	Monetary adjustment	Mar/2016

Civil (a)	92,820	61,675	(75,341)	17,506	96,660
Labor (b)	69,312	(780)	(1,655)	86	66,963
Tax (c)	224,858	(1,190)	(3,971)	(668)	219,029
Regulatory (d)	28,621	897	(2,465)	675	27,728
	415,611	60,602	(83,432)	17,599	410,380

a.

Civil processes

The Company and its subsidiaries are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers and consumer protection agencies, in connection with a number of issues that arise in the regular course of business of the entities. The main cases are summarized as follows:

a.1.

Consumer lawsuits

The subsidiaries are parties to lawsuits that refer to claims that have been filed by consumers at the legal and administrative levels. These claims, which amount to R$53,065 (R$51,953 as of December 31, 2015) refer basically to alleged wrong collections, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit protection services.

a.2.

Procon and Public Prosecutor’s Office

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor’s Office and Procon (Consumer Protection Agency) arising from consumer complaints that include: (i) alleged failure in the provision of network services; (ii) challenges about the quality of client assistance; (iii) alleged violation of SAC Decree; (iv) alleged violation of agreements; (v) alleged false advertising; and (vi) discussion about the charging of loyalty fine in cases of theft of handset. The amounts involved total R$2,866 (R$3,324 as of December 31, 2015).

a.3.

Former trade partners

TIM is a defendant in lawsuits filed by former trade partners that claim, among others, amounts on the basis of alleged non-compliance with agreements. The amounts involved total R$17,825 (R$18,496 as of December 31, 2015).

a.4.

Others

TIM is a defendant in other non-consumer lawsuits filed by different agents to challenge, among other: (i) renewal of lease agreements; (ii) share subscription; (iii) indemnities; (iv) alleged non-compliance with agreements; and (v) collection suit. The amounts involved total R$14,591 (R$ 10,812 as of December 31, 2015).

a.5

Social and environmental, and infrastructure

The subsidiaries are parties to lawsuits involving different agents that challenge several licensing aspects, such as environmental licensing and structure licensing (installation/operation). The amounts involved total R$2,480 (R$3,606 as of December 31, 2015).

b.

Labor claims

The main oustanding labor claims are summarized below:

Claims filed by former employees, in relation to matters such as salary differences, wage parity, payments of variable compensation/commissions, additional legal payments, overtime and other provisions established during the period prior to privatization, as well as by former employees of service providers who, in accordance with the labor legislation in force, have filed claims against the Company and/or its subsidiaries on the grounds that they are responsible for labor related obligations that were not satisfied by the service provider companies.

Out of the 1,087 labor claims at March 31, 2016 (1,148 at December 31, 2015) filed against the Company and its subsidiaries, most of them relate to claims that involve former employees of service providers. The provision for these cases amounts to R$52,978 (R$55,412 at December 31, 2015).

Another significant portion of the existing provision relates to the organizational restructuring processes, especially the closure of the Client Relationship Centers (call centers) in Fortaleza, Salvador and Belo Horizonte, which resulted in the termination of some 800 in-house staff and outsourced personnel. At March 31, 2016, the provision for these cases amounts to R$5,156 (R$7,232 as of December 31, 2015).

c.

Tax processes

Consolidated

	Mar/2016	Dec/2015
Federal Taxes	53,608	52,576
State Taxes	69,072	75,970
Municipal Taxes	1,514	1,477
Intelig proceedings (purchase price allocation)	94,835	94,835
	219,029	224,858

The Company and its subsidiaries have received tax assessments for which our internal and external legal counsel consider the risk of loss as probable. Most of these assessments refer to one-off operational issues where some supporting documentation required has not yet been complied with in full, until now, or where formal procedures have not been strictly observed.

The total provision recorded is substantially composed by the following proceedings:

Federal taxes

The provision for TIM Celular has been made for nine cases referring to questionings regarding the taxes levied on CIDE, CPMF, CSLL, and IRRF transactions, and the voluntary reporting of the penalty regarding FUST payment. From these cases, the main amounts relate to court actions in which TIM intends to have the right not to pay for the CPMF  (a Federal contribution on financial movements) allegedly due to simultaneous purchase and sale transactions of foreign currency and change of accountholder as result of merger, whose amounts provisioned currently total R$31,786 (R$31,338  as of December 31, 2015), as well as the amount corresponding to the fine and interest on FUST contribution for the year 2009, which does not include benefit from voluntary reporting, for which the amount provisioned and updated in August 2015 is R$11,792 (R$11,512 as of December 31, 2015).

The provision for Intelig regarding federal taxes has been made for three cases of questioning of federal tax offsetting using the negative balance of IRPJ and the CSLL carried forward from periods prior to offsetting, totaling the updated amount of R$5,067 (R$4,968 as of December 31, 2015).

State taxes

The provision for TIM Celular covers 47 proceedings, of which the most important are the amounts for tax assessments questioning the usage of ICMS debits, as well as the documentation supporting the credits appropriated by the Company, for which the updated amount provided is R$20,295 (R$24,626 as of December 31, 2015).

The provision for Intelig referring to state taxes covers nine proceedings, in the updated amount of R$22,127 (R$21,726 as of December 31, 2015). This total includes the amounts for assessments questioning the documentation that supported the credits appropriated by the Company, for which the updated amount provided is R$17,676 (R$17,369 as of December 31, 2015).

Regarding tax claims, there were payments on first quarter of 2016, among which there are 8 cases related to ICMS discussions that were provisioned by updated amount of R$8,4 million, but by amnesty granted by State of Rio de Janeiro, were settled by R$3,8 million. The write-off of the recorded value impacted directly in negative additions and negative monetary adjustment.

Municipal taxes

These include the amounts involved in assessments questioning the withholding and payment of the ISS-source on services provided by third parties with no employment relationship, as well as the payment of own ISS regarding co-billing services.

Intelig cases

Tax proceedings arising from the acquisition of Intelig and included in its purchase price allocation process, amount to R$94,835 (R$94,835 as of December 31, 2015).

d.

Regulatory processes

ANATEL has brought administrative proceedings against the subsidiaries for: (i) failure to meet with certain quality service indicators; (ii) default on certain obligations assumed under the Instruments of Authorization; and (iii) non-compliance with the regulations of SMP and STFC, among others.

On March 31, 2016, the amount classified as probable risk related to Procedures to Verify Breaches of Obligations (“PADOs”), after monetary adjustment, was R$27,728 (R$28,621 on December 31, 2015).

e.

Legal and administrative processes involving possible losses

Civil, labor, tax and regulatory actions have been filed against the Company and its subsidiaries involving risk of loss that is classified as possible by the Company’s legal advisors and the Management. No provisions have been set up for these legal and administrative proceedings and no materially adverse effects are expected on the interim financial information as shown below:

	Consolidated
	Mar/2016	Dec/2015

Civil (e.1)	1,252,795	1,189,130
Labor (e.2)	443,048	442,800
Tax (e.3)	8,342,920	8,400,356
Regulatory (e.4)	48,409	65,849
	10,087,172	10,098,135

The administrative and legal proceedings assessed as possible losses by the Management are monitored and disclosed at their historical values.

The main actions where the risk of loss is classified as possible are described below:

e.1. Civil

Consolidated
	Mar/2016	Dec/2015
Actions filed by consumers (e.1.1)	570,333	525,406
ANATEL (e.1.2)	129,167	129,061
Procon and Public Prosecutor’s Office (e.1.3)	258,007	255,008
Former trade partners (e.1.4)	117,676	118,698
Social and environmental, and infrastructure (e.1.5)	42,927	41,240
Others	134,685	119,717
	1,252,795	1,189,130

e.1.1. Actions filed by consumers

These actions refer particularly to alleged undue billing, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in bad debtors’ lists.

e.1.2. ANATEL

The subsidiaries are parties to lawsuits filed against ANATEL, due to the following reasons: (i) debit regarding the collection of 2% on the revenues obtained from value-added services – VAS and interconnection; (ii) pro rata monetary restatement applied to the price proposal established in the call notice for use of 4G frequencies; and (iii) alleged non-compliance with service quality targets.

e.1.3. Procon and Public Prosecutor’s Office

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor’s Office and Procon (Consumer Protection Agency) arising from consumer complaints that include: (i) alleged failure in the provision of network services; (ii) alleged failure in the delivery of devices; (iii) alleged non-compliance with state legislations; (iv) contract model and alleged undue charging of Value-Added Services - VAS; (v) alleged violation of SAC Decree; (vi) alleged violation of agreements; and (vii) blocking of data.

e.1.4 .. Former trade partners

TIM is a defendant in actions filed by several former trade partners who are claiming, among others, amounts on the basis of alleged non-compliance with agreements.

e.1.5. Social, environmental and infrastructure

The subsidiaries are parties to lawsuits involving different agents that challenge aspects related to (1) licensing, such as Environmental licensing and Structure licensing (installation/operation) and (2) (i) electromagnetic radiation emitted by the Telecom structures;  (ii) renewal of leasing land agreements to install sites; (iii) eviction from land leased to install sites; and (iv) presentation of registration data; among others.

e.2. Labor claims

Most of the 3,414 labor claims filed against the Company and its subsidiaries as of March 31, 2016 (3,400 as of December 31, 2015) refer to claims made by former employees of service providers in the amount of R$451,958 (R$374,807 at December 31, 2015).

A significant percentage of the existing proceedings relate to organizational restructuring processes, with highlight going to the closure of the Client Relationship Centers (Call centers) in Fortaleza, Salvador and Belo Horizonte, and other internal sites of TIM, which resulted in the termination of some 800 employees, including in-house staff and outsourced personnel. In addition to these proceedings, there are also those filed by outsourced service providers alleging an employment relationship with TIM, in the total amount of R$21,115 (R$12,150 as of December 2015).

The Company is a party to public civil actions filed by the Labor District Attorney’s Office alleging irregular outsourcing practices and with collective moral damages due to outsourcing totaling R$56,000 (R$56,000 at December 31, 2015).

A group of actions have been filed in the State of Paraná, involving claims for damages in connection with contractual provisions stamped in the employees` work register. According to an internal rule, TELEPAR undertook to supplement the retirement benefits of employees hired up until 1982. Prior to privatization, TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash in the amount of R$3,800.

It should also be pointed out that there is a group of labor claims, particularly in São Paulo and Rio de Janeiro, from former Gazeta Mercantil, Jornal do Brasil and JB Editora employees who have filed claims requesting inclusion of Holdco as defendant. Prior to the merger with TIM Participações, Holdco belonged to the Docas economic group, of which Gazeta Mercantil and Jornal do Brasil is part.

e.2.1. Social Security

TIM Celular received a Debit Assessment Notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit-sharing amounting to R$4,282 (R$4,282 at December 31, 2015).TIM Celular was also assessed for social security contributions that were allegedly due in connection with hiring bonus, non-Revised bonus, payments to self-employed persons and sales incentives in the amount of R$7,708 (R$7,708 at December 31, 2015).

Intelig received Tax Assessments Debits regarding alleged irregularity in the payment of social security contributions levied on profit sharing; retention of 11% on service agreements; failure to pay Management’s fees and failure to properly fill out the FGTS– GFIP tax form, and erroneous GFIP declaration totaling R$41,116 (R$41,116 at December 31, 2015).

e.3. Tax

	Consolidated
	Mar/2016	Dec/2015
Federal Taxes (e.3.1)	1,919,460	1,905,594
State Taxes (e.3.2)	4,414,025	4,585,810
Municipal Taxes (e.3.3)	348,798	345,089
FUST, FUNTTEL and EBC (e.3.4)	1,660,637	1,563,863
	8,342,920	8,400,356

e.3.1.Federal Taxes

Assessment against the TIM Group for federal taxes amounted to R$1,919,460 as of March 31, 2016. Of this total, the following issues stand out:

(i)

Amortization of goodwill paid on the acquisition of mobile phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other effects and the disallowance of set-offs and estimated deductions paid, allegedly improper use of SUDENE benefits caused by lack of formalization on these benefits on Federal Revenue Department (RFB) and failure to pay the estimated IRPJ and CSLL amounts. The amount involved is R$1,264,205 (R$1,264,205 at December 31, 2015).

(ii)

Method of offsetting tax losses and negative bases. The amount involved is R$85,135 (R$85,135 at December 31, 2015).

(iii)

Collection of CSLL on monetary variations for swap transactions, registered through on a cash basis. The amount involved is R$35,662 (R$35,662 at December 31, 2015).

(iv)

Payment of IRRF on revenues from overseas residents, including those remitted for international roaming and payment to unidentified beneficiaries, as well as collection of CIDE on royalties remitted overseas, including remittances for international roaming. The amount involved is R$151,545 (R$150,763 at December 31, 2015) for TIM Celular and R$33,722 (R$33,722 at December 31, 2015) for Intelig.

(v)

Charge of IRPJ, PIS/COFINS and CSLL debts for the non-approval or partial approval of offsettings carried out by the Company using credits from withholding tax on financial investments and negative IRPJ balance. The amount involved is R$229,823 (R$229,823 at December 31, 2015).

e.3.2. State Taxes

Assessment against the TIM Group for state taxes amounted to R$4,414,025 as of March 31, 2016.  Of the total amount the following issues stand out:

(i)

Failure to include unconditional discounts offered to customers in the ICMS calculation base, and a fine for alleged failure to comply with related ancillary obligations, including failure to submit register 60i of the SINTEGRA file. The amount involved is R$980,130 (R$932,584 at December 31, 2015).

(ii)

Use of tax benefit (Program for Promoting the Integrated and Sustainable Economic Development of the Federal District - PRÓ-DF) granted by the tax authority itself, but subsequently declared unconstitutional and alleged undue credit of ICMS on interstate purchases of goods with tax benefits granted in the State of origin. The amount involved is R$681,032 (R$649,778 at December 31, 2015).

(iii)

Credit reversal and late use of credit for purchase of fixed assets. The amount involved is R$595,822 (R$549,627 at December 31, 2015).

(iv)

ICMS credits booked and debits reversed as well as identification and supporting documentation for amounts and information passed to customer bills, such as tax rates and credit granted. The amount involved is R$546,339 (R$772,336 at December 31, 2015).

(v)

Use of credit to purchase electricity for the companies’ production processes. The amount involved is R$135,176 (R$135,176 at December 31, 2015).

(vi)

Alleged failure to deduct tax on network lease of means operations where the tax originally deferred was allegedly not paid in the subsequent phase, pursuant to Agreement 128/98. The amount involved is R$87,550 (R$87,550 at December 31, 2015).

(vii)

Liability for ICMS and FECOP (State Anti-Poverty Fund) on fixed asset purchases and other transactions and on the provision of telecommunications services in specific cases determined by the law. The amount involved is R$67,941 (R$67,941 at December 31, 2015).

(viii)

Alleged conflict between ancillary obligations data and the payment of the tax. The amount involved is R$64,744 (R$64,744 at December 31, 2015).

(ix)

Alleged failure to pay ICMS arising from debts reversed regarding pre-paid services, as well as alleged undue ICMS credit regarding outgoing goods allegedly benefiting from a reduction in the calculation base. The amount involved is R$49,711 (R$60,322 at December 31, 2015).

(x)

 Taxation of international roaming services. The amount involved is R$25,567 (R$25,567 at December 31, 2015).

(xi)

Credits booked for the return of cell phones on free lease. The amount involved is R$20,358 (R$20,358 at December 31, 2015).

(xii)

Cancellation of telecommunications service due to improper invoicing/subscription fraud, and alleged incorrect use of credit and duplication of ICMS The amount involved is R$17,568 (R$17,568 at December 31, 2015).

e.3.3. Municipal Taxes

The total assessment against the TIM Group for municipal taxes is R$348,798 as of March 31, 2016. Of this amount, the following issues stand out:

(i)

payment of ISS and of a punitive fine for failure to pay the alleged tax on various revenue accounts of the Company. The amount involved is R$92,499 (R$92,499 at December 31, 2015).

(ii)

collection of ISS on import of services. The amount involved is R$94,359 (R$94,359 at December 31, 2015).

e.3.4. FUST, FUNTTEL and EBC

The amount assessed against the TIM Group for contributions to FUST, FUNTTEL and EBC is R$1,660,637 as of March 31, 2016 (R$1,563,863 at December 31, 2015). The principal discussion involves the payment of the contributions to FUST (Telecommunications Services Universalization Fund) and FUNTTEL (Telecommunications Technical Development Fund) as from the issue by ANATEL of Ruling No. 07/2005, relating primarily to the payment of the FUST and FUNTTEL contributions on interconnection revenues earned by telecommunications service providers, as from the effective date of Law No. 9998/2000.

Additionally, we are challenging the legality of charging the contribution for development of public radio broadcasting (Contribution to EBC, Brazil’s Communication Agency), according to Law No. 11652/2008.

e.4. Regulatory issues

ANATEL has filed administrative proceedings against the subsidiaries for: (i) not complying with certain quality indicators; (ii) defaulting on other obligations under Instruments of Authorization and; (iii) not complying with SMP and STFC regulations, among others.

At March 31, 2016, the amount stated for Breach of Obligation procedures (locally PADOs), considering the monetary restatement that was rated ‘possible loss’ was R$48,409 (R$65,849 as of December 31, 2015).

On obtaining an extension of authorization to use radio frequencies associated with SMP, the TIM Celular subsidiary incurs contractual charges on net revenue from service plans sold under each authorization. However, ANATEL has included interconnection revenues in the calculation base for these charges since 2011, and revenues from value-added services since 2012. In our opinion, this revenue should not be included because it is not expressly stipulated in the original Instruments of Authorization; therefore the charges were challenged in administrative appeals, and will be forwarded for legal when this instance’s procedure has been exhausted.

Asset retirement obligations

The changes in the obligations deriving from future asset retirement are set forth below:

	Consolidated
	Mar/2016	Dec/2015
	(3 months)	(12 months)

Opening balance	31,609	286,275

Write-offs recorded throughout the year, net of additions (*)	(8,439)	(258,627)
Monetary adjustment for the year	297	3,961

Closing balance	23,467	31,609

(*) The amounts consolidated in 2015 include the effect of R$193,205 , arising from the write-off related to the sale of towers (note 1.b).

The provision is recorded based on the following assumptions:

•

the unitary dismantling costs are estimated, taking into account the services and materials involved in the process. The estimate is prepared by the network department based on the information currently available;

•

a timetable for the dismantling is estimated based on the useful life of the assets and the estimated initial costs are allocated through this timetable, updated by the expected inflation rate. The expected inflation rate is aligned with the projections prepared by the main market institutions; and

•

the rate used to discount the cash flows is the Company´s average debt cost, that was 12.43% p.a. at March 31, 2016 (12.27% p.a. at December 31, 2015).

Shareholders’ equity

a.

Capital stock

The capital stock is stated at the amount effectively raised from shareholders, net of the costs directly linked to the issuance process.

When a company within the Group purchases Company ’ s shares, aiming at holding them as treasury shares, the amount paid, including any directly attributable additional costs, is deducted from the Company ’ s shareholders ’ equity until the shares are cancelled or reissued. When these shares are reissued subsequently, any amount received, net of additional costs directly attributable to the transaction, is included in shareholders ’ equity.

The Company is authorized to increase its capital upon resolution by the Board of Directors, without amending the bylaws, up to the limit of 4,450,000,000 common shares.

The subscribed and paid up capital is represented as follows:

	Mar/2016	Dec/2015

Value paid up	9,913,415	9,913,415
(-) Funding costs	(47,117)	(47,117)
Net value paid up	9,866,298	9,866,298

Number of common shares	2,421,032,479	2,421,032,479

b.

Capital reserves

The use of capital reserves is according to the provisions of Article 200 of Law No. 6404/76, which refers to joint stock companies. These reserves are comprised of:

	Mar/2016	Dec/2015

Special goodwill reserve	380,560	380,560
Stock options	22,560	20,876
Tax benefit reserve	1,040,661	1,040,661
	1,443,781	1,442,097

b.1 Special goodwill reserve

The special goodwill reserve arose from the following transactions:

(i)

Takeover of the former subsidiaries TIM Sul and TIM NE - acquisition of minority shares

In 2005 the Company acquired all the shares held by the minority shareholders of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. This acquisition took place by issuing new shares of TIM Participações S.A., converting those companies into full subsidiaries. At that time, this transaction was recorded at the book value of the shares, no goodwill being recorded arising from the difference between market value and the shares negotiated.

When first adopting IFRS, the Company availed itself of the exemption that allows a subsidiary, when it adopts international accounting practices subsequent to its parent company having adopted IFRS, to consider the balances previously reported to the parent company for consolidation purposes. In the balance sheet of the transition to IFRS, the Company recorded the acquisition price based on the market value of the shares of TIM Participações S.A. at that time, recording goodwill amounting to R$157,556.

(ii)

Acquisition of the shares of Holdco - purchase of Intelig

On December 30, 2009, the Special General Meeting of TIM Participações approved the takeover of Holdco, a company that held 100% of the equity of Intelig, by TIM Participações. As a result of this transaction, the Company issued 127,288,023 shares.

Based on the former Brazilian accounting principles (“BR GAAP”), the acquisition was recorded at the net book value of the assets acquired on the base date November 30, 2009.

When IFRS was first adopted, the acquisition was recorded on the base date December 31, 2009, taking into account the market value of the common and preferred shares of TIM Participações on December 30, 2009, amounting to R$739,729. The difference between this amount and the book value recorded under the former BR GAAP (R$516,725) created goodwill against capital reserves of R$223,004.

b.2 Stock options

The balances recorded in these items represent the expenses of the Company and its subsidiaries for the stock options granted to their employees (Note 26).

b.3 Tax benefit reserve

TIM Celular enjoys tax benefits that provide for restrictions in the distribution of profits of this subsidiary. According to the legislation that establishes such tax benefits, the amount of taxes waived as a result of exemptions and reductions in the tax charge may not be distributed to shareholders and must be registered as a tax incentive reserve of the legal entity. This reserve should only be used for offsetting of losses or capital increase. The accumulated amount of benefits enjoyed by TIM Celular as of March 31, 2016 and December 31, 2015 was R$1,040,661 and R$1,040,661, respectively.

c

Revenue reserves

c.1 Legal reserve

This refers to 5% of profit for every year ended December 31, until the legal reserve equals 20% of capital stock. Also, the Company is authorized to stop setting up a legal reserve when, together with the capital reserves, it exceeds 30% of capital stock.

This reserve can be used only for capital increase or offsetting of accumulated losses.

c.2 Statutory reserve for expansion

This reserve is set up based on paragraph 2, Article 46 of the Company’s bylaws and is intended for the expansion of the corporate business.

The balance of profits that are not compulsorily allocated to other reserves and that is not allocated for the payment of dividends, is allocated to this reserve, which may not exceed 80% of the capital stock. Once this limit is reached, it is incumbent on the shareholders’ meeting to decide on the balance, either distributing this to shareholders or increasing the capital.

d

Dividends

Dividends are calculated in accordance with the bylaws and Brazilian Corporate Law.

As stipulated in its latest bylaws approved on December 12, 2013, the Company must distribute a mandatory dividend for each business year ended December 31, provided that funds are available for distribution, equivalent to 25% of the Revised profit.

At December 31, 2015, dividends were calculated as shown below:

Dec/2015

Net income for the year	2,071,145
(-) Legal reserve constitution	(103,557)
(-) Tax incentives not to be distributed	(93,123)
Revised profit	1,874,465

Dividends to be distributed:
Minimum dividends calculated considering 25% of the Revised profit	468,616

Dividends per share (Reais per share)	0.1936

The Annual General Meeting of TIM Participações S.A. held on April 14, 2015, approved payment of minimum mandatory dividends in the amount of R$367,274. Said amount was paid on June 16, 2015.

The balance of dividends payable at March 31, 2016 consists of the minimum dividends amount, calculated as above, in addition to prior year amounts totaling R$56,133 (R$56,163 in 2015).

Stock options

2011-2013 Plan and 2014-2016 Plan

At the annual meeting on August 5, 2011, and April 10, 2014, the shareholders of TIM Participações S.A. approved the long-term incentives plans, respectively the “ 2011-2013 Plan” and the “2014-2016 Plan,” for senior management and key executives of the Company and its subsidiaries.

The exercise of options of the 2011-2013 Plan depends on the achievement of specific performance targets, while the exercise of options of the 2014-2016 Plan is not subject to this condition. The Exercise Price is calculated with an upward or downward adjustment to the Base Share Price, according to shares performance, as provided for in each Plan.

Stock options are effective for 6 years and the Company has no legal or informal obligation to repurchase or settle the options in cash.

On October 16, 2015, the 2nd Grant was made under 2014-2016 Plan.

The variation in the quantity of options are presented below:

Date of grant	Stock Options Granted	Maturity date	Exercise price	Balance at the beginning of the year	Granted in the year	Exercised in the year (*)	Forfeited in the year	Falling due in the year	Balance at the end of the year
2016
2014-2016 Plan – 2nd grant	3,355,229	Oct/21	8.4526	3,355,229	-	-	-	-	3,355,229
2014-2016 Plan – 1st grant	1,687,686	Sep/20	13.4184	1,305,562	-	-	-	-	1,305,562
2011-2013 Plan – 3rd grant	3,072,418	Jul/19	8.1349	1,531,984	-	-	-	-	1,531,984
2011-2013 Plan – 2nd grant	2,661,752	Sep/18	8.9571	513,904	-	-	-	-	513,904
2011-2013 Plan – 1st grant	2,833,595	Aug/17	8.8404	-	-	-	-	-	-
Total	13,610,680			6,706,679	-	-	-	-	6,706,679
Average weighted price for the year			9,3854

(*) No options were exercised in 2015 for” 2011-2013 plan”, since minimum performance conditions have not been met.

Date of grant	Stock Options Granted	Maturity date	Exercise price	Balance at the beginning of the year	Granted in the year	Exercised in the year (*)	Forfeited in the year	Falling due in the year	Balance at the end of the year
2015
2014-2016 Plan – 2nd grant	3,355,229	Oct/21	8.4526	-	3,355,229	-	-	-	3,355,229
2014-2016 Plan – 1st grant	1,687,686	Sep/20	13.4184	1,456,353	-	-	(150,791)	-	1,305,562
2011-2013 Plan – 3rd grant	3,072,418	Jul/19	8.1349	1,971,900	-	-	(439,916)	-	1,531,984
2011-2013 Plan – 2nd grant	2,661,752	Sep/18	8.9571	671,091	-	-	(157,187)	-	513,904
2011-2013 Plan – 1st grant	2,833,595	Aug/17	8.8404	-	-	-	-	-	-
Total	13,610,680			-	-	-	-	-	6,706,679
Average weighted price for the year			9,3854
(*)No options were exercised in 2015 for” 2011-2013 plan”, since performance minimum conditions have not been met.

Below are the significant data included in the model:

Date of grant	Weighted average price of shares on the date of grant	Volatility	Expected useful life of the option	Annual interest rate without risk
2011 Grant	R$8.31	51.73% p.a.	6 years	11.94% p.a.
2012 Grant	R$8.96	50.46% p.a.	6 years	8.89% p.a.
2013 Grant	R$8.13	48.45% p.a.	6 years	10.66% p.a.
2014 Grant	R$13.42	44.60% p.a.	6 years	10.66% p.a.
2015 Grant	R$8.45	35.50% p.a.	6 years	16.10% p.a.

The Base Share Price was calculated using the weighted prices of the shares of TIM Participações, during the following periods:

•

2011-2013 Plan – 1st Grant - Volume traded and the trading price of the shares in TIM Participações in the period of 30 days prior to 07/20/2011 (the date when the Company Board of Directors approved the benefit).

•

2011-2013 Plan– 2nd Grant - Volume traded and the trading price of TIM Participações shares during the period 07/01/2012 to 08/31/2012.

•

2011-2013 Plan– 3rd Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding 07/20/2013.

•

2014-2016 Plan– 1st Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding the date determined by the Board of Directors (September 29, 2014).

•

2014-2016 Plan– 2nd Grant - Volume traded and the trading price of TIM Participações shares during the period of 30 days preceding the date determined by the Board of Directors (September 29, 2015).

Using the accrual basis of accounting, the expenses related to the long-term benefit plan are being accounted for on a monthly basis and, at the end of the 3-month period, totaled R$ 1,684 (R$1,556 in the same period of 2015).

Net operating revenues

Revenues from services rendered

The principal service revenues derives from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenues are recognized as the services are used, net of sales taxes and discounts granted on services. These revenues are recognized only when the amount of services rendered can be estimated reliably.

The revenues are recognized monthly via invoicing, and billable revenues between the billing date and the end of the month (unbilled) are identified, processed and recognized in the month in which the service was rendered. Calculations of unbilled revenues from the previous month are reversed out and unbilled amounts are calculated at each month end.

Interconnection traffic and roaming revenues are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers in the prepaid service system are recorded as deferred revenues and allocated to income when these services are actually used by customers.

Revenues from product sales

Revenues from product sales (telephones, mini-modems, tablets and other equipment) are recognized when the significant risks and benefits of the ownership of such products are transferred to the buyer.

	Consolidated
	Mar/2016	Mar/2015 (Revised)
Service revenue - Mobile
Subscription and use	2,088,789	2,589,048
Network use	309,752	475,267
Long distance	580,981	722,486
VAS - Additional services	2,037,710	1,825,718
Others	89,621	98,281
	5,106,853	5,710,800

Service revenue - Landline	281,001	236,135
Service revenue	5,387,854	5,946,935

Goods sold	350,640	877,859
Gross operating revenue	5,738,494	6,824,794

Deductions from gross revenue
Taxes	(1,463,635)	(1,642,592)
Discounts given	(412,032)	(594,229)
Returns and others	(8,481)	(36,665)
	(1,884,148)	(2,273,486)

Total net revenue	3,854,346	4,551,308

Cost of services provided and goods sold

	Consolidated
	Mar/2016	Mar/2015

Personnel	(27,417)	(23,157)
Third party services	(127,729)	(114,922)
Interconnection and means of connection	(710,306)	(775,126)
Depreciation and amortization	(681,595)	(620,140)
ANATEL fees	(6,003)	(3,668)
Rentals and insurance	(138,222)	(115,757)
Training	(63)	17
Others	(3,328)	(4,643)
Cost of services provided	(1,694,663)	(1,657,396)

Cost of goods sold	(254,360)	(657,457)
	(1,949,023)	(2,314,853)

Selling expenses

	Consolidated
	Mar/2016	Mar/2015 (Revised)

Personnel	(195,668)	(162,478)
Third party services (*)	(485,364)	(540,714)
Advertising and publicity	(103,536)	(158,343)
Allowance for doubtful accounts	(71,356)	(56,541)
ANATEL fees	(276,175)	(255,601)
Depreciation and amortization	(41,670)	(40,282)
Rentals and insurance	(22,973)	(20,978)
Training	(1)	(155)
Others	(7,205)	(8,215)
	(1,203,948)	(1,243,307)

(*) Includes mainly the expenses with commissions, and professional and technical services.

General and administrative expenses

	Parent company		Consolidated
	Mar/2016	Mar/2015	Mar/2016	Mar/2015

Personnel	(4,021)	(2,715)	(81,659)	(68,069)
Third party services	(1,414)	(547)	(107,871)	(114,200)
Depreciation and amortization	-	-	(100,730)	(66,873)
Rentals and insurance	(75)	(51)	(24,299)	(16,002)
Training	-	-	(902)	(1,998)
Others	(390)	(790)	(12,382)	(10,985)
	(5,900)	(4,103)	(327,843)	(278,127)

Other incomes (expenses), net

	Parent Company		Consolidated
	Mar/2016	Mar/2015	Mar/2016	Mar/2015 (Revised)
Income
Subsidy income, net	-	-	6,388	4,667
Fines on telecommunications services	-	-	8,947	9,467
Other income	191	38	14,572	4,468
	191	38	29,907	18,602
Expenses
FUST/FUNTTEL (*)	-		(42,117)	(48,578)
Taxes, fees and contributions	-		(286)	(362)
Provision for legal and administrative proceedings, net of reversal	(32)	(381)	(59,852)	(64,710)
Other expenses	(34)	(4)	(4,197)	(3,243)
	(66)	(385)	(106,452)	(116,893)

Amortization of authorizations	-	-	(85,587)	(84,004)
	(66)	(385)	(192,039)	(200,897)

Other income (expenses), net	125	(347)	(162,132)	(182,295)

(*) Expenses incurred with contributions on several telecommunications revenues due to ANATEL, according to the legislation in force.

Financial income

	Parent company		Consolidated
	Mar/2016	Mar/2015	Mar/2016	Mar/2015 (Revised)

Interest on financial investments	597	1,202	139,413	119,810
Interest received from clients	-	-	10,484	15,647
Swap interest	-	-	52,105	11,995
Interest on leasing	-	-	6,168	5,810
Monetary adjustment	340	223	14,029	14,983
Foreign exchange variation	65	6	616,845	523,878
Other income	-	-	4,395	2,357
	1,002	1,431	843,439	694,480

Financial expenses

	Parent company		Consolidated
	Mar/2016	Mar/2015	Mar/2016	Mar/2015

Interest on borrowings and financing	-	-	(52,550)	(57,082)
Interest paid to suppliers	-	-	(9,899)	(30,055)
Interest on taxes and fees	(2)	(2)	(3,921)	(6,640)
Swap interest	-	-	(67,015)	(75,838)
Interest on leasing	-	-	(58,728)	(11,170)
Monetary adjustment	74	(31)	(59,095)	(37,598)
Discounts granted	-		(13,674)	(15,319)
Foreign exchange variation	(32)	(23)	(620,330)	(522,046)
Other expenses	(268)	(106)	(27,048)	(13,352)
	(228)	(162)	(912,260)	(769,100)

The exchange variation for the period relates to borrowings and financing and suppliers in foreign currency. Derivative transactions were used to reduce their effects (note 39).

34. Income tax and social contribution expenses

	Consolidated
	Mar/2016	Mar/2015 (Revised)
Current income tax and social contribution
Income tax for the period	(46,435)	(43,647)
Social contribution for the period	(17,354)	(16,237)
Tax incentive – SUDENE/SUDAM (*)	37,365	22,997
	(26,424)	(36,887)
Deferred income tax and social contribution
Deferred income tax	9,132	(73,823)
Deferred social contribution	2,621	(26,577)
	11,753	(100,400)
Provision for income tax and social contribution contingencies	-	(3,387)

	(14,671)	(140,674)

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the statement of income is set forth below:

	Parent company		Consolidated
	Mar/2016	Mar/2015	Mar/2016	Mar/2015 (Revised)
Income before income tax and social contribution	127,908	312,701	142,579	458,105
Combined tax rate	34%	34%	34%	34%
Income and social contribution taxes at the combined tax rate	(43,489)	(106,318)	(48,477)	(155,756)
(Additions)/exclusions:
Unrecognized tax losses and temporary differences	(1,700)	(1,037)	637	(3,102)
Income from equity accounting	45,189	107,400	-	-
Permanent additions and exclusions
Non-deductible donations	-	-	(664)	(533)
Non-deductible fines	-	(45)	(1,896)	(1,229)
Losses accounts receivable – Co billing	-	-	(1,249)	(1,604)
Sale of towers impact	-	-	(8,193)	-
Other permanent additions and exclusions	-	-	6,273	(382)
Tax incentive – SUDENE/SUDAM	-	-	37,365	22,997
Other amounts	-	-	1,533	(1,065)
	43,489	106,318	33,806	15,082
Income tax and social contribution charged to income for the year	-	-	(14,671)	(140,674)

Effective tax rate	-	-	10.29%	30.71%

According to Article 443, item I, of Decree No. 3000/1999, investments subsidies not to be considered within the taxable income, they must be recorded as capital reserves, to be used only to offset losses or increase share capital. The subsidiary TIM Celular has tax benefits compliant to these rules.

Earnings per share

(a)

Basic

Basic earnings per share are calculated by dividing income attributable to shareholders of the Company by the weighted average number of shares issued during the period.

	Mar/2016	Mar/2015 (Revised)

Income attributable to shareholders of the Company	127,908	317,432

Weighted average number of common shares issued (thousands)	2,420,237	2,420,237

Basic earnings per share (expressed in R$)	0.0528	0.1312

(b)

Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares.

	Mar/2016	Mar/2015 (Revised)

Income attributable to shareholders of the Company	127,908	317,432

Weighted average number of common shares issued (thousands)	2,417,640	2,420,965

Diluted earnings per share (expressed in R$)	0.0529	0.1311

Transactions with Telecom Italia Group

The consolidated balances of transactions with companies of the Telecom Italia Group are as follows:

	Assets
	Mar/2016	Dec/2015

Grupo Telecom Argentina (1)	-	3,073
Telecom Italia Sparkle (1)	5,869	6,212
Lan Group (4)	3,627	3,881
TIM Brasil (6)	2,822	2,822
Others	674	674
Total	12,992	16,662

	Liabilities
	Mar/2016	Dec/2015

Telecom Italia S.p.A. (2)	40,408	38,823
Grupo Telecom Argentina (1)	-	5,304
Telecom Italia Sparkle (1)	15,170	14,657
Italtel (3)	8,124	45,004
Lan Group (4)	7,222	3,854
TIM Brasil (6)	4,418	4,309
Grupo Vivendi (7)	-	1,035
Others	38	38
Total	75,380	113,024

	Revenue
	Mar/2016	Mar/2015

Telecom Italia S.p.A. (2)	1,034	844
Grupo Telecom Argentina (1)	8,232	2,087
Telecom Italia Sparkle (1)	1,321	315
Lan Group (4)	480	1,844
Total	11,067	5,090

	Costs/Expenses
	Mar/2016	Mar/2015

Telecom Italia S.p.A. (2)	983	708
Telecom Italia Sparkle (1)	7,029	9,854
Grupo Telecom Argentina (1)	713	598
Lan Group (4)	15,207	9,392
Generali (5)	194	83
Grupo Vivendi (7)	994	-
Others	185	23
Total	25,305	20,658

(1)

These amounts refer to roaming, value-added services (VAS), assignment of means and international voice data - wholesale. The “Telecom Argentina Group” consists of the companies Telecom Personal, Telecom Argentina and Nucleo.

On March 8, 2016, Telecom Italia concluded the sale of its 100% interest held in Telecom Argentina Group.

(2)

These amounts refer to international roaming, technical post-sales assistance and value-added services (VAS).

(3)

The amounts refer to the development and maintenance of software used in invoicing telecommunications services.

(4)

The amounts refer to the lease of links and EILD, lease of means (submarine cables) and signaling services.

(5)

The amounts refer to insurance coverage taken out for operating risks, civil liability and health insurance among others.

(6)

The amounts refer mainly to judicial deposits related to labor proceedings.

(7)

The amounts refer to value-added services (VAS).

The balance sheet account balances are recorded in the following groups: accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

Management Fees

Key Management personnel includes the statutory officers and the Board of Directors. The compensation of key Management personnel for services rendered is shown below:

	Mar/2016	Mar/2015

Salaries and other short-term benefits	4,142	3,242
Share-based payments	1,072	834
	5,214	4,076

Transactions with Telefónica Group

On April 28, 2007, Assicurazioni Generali SpA, Intesa San Paolo S.p.A, Mediobanca S.p.A, Sintonia S.p.A and Telefónica S.A., entered into an agreement to, through the holding Telco S.p.A (“Telco”), hold 23.6% of the voting capital of Telecom Italia S.p.A., the indirect parent company of TIM Participações. This transaction was approved by ANATEL on November 5, 2007, together with certain restrictions on the rights of Telefónica S.A. to guarantee absolute segregation of businesses and operations performed by the Telefónica and TIM groups in Brazil.

Subsequently, in April 2010, as a condition for the approval of the transaction by the CADE , Telco´s controlling companies signed a Performance Commitment Instrument ( “ TCD ” ), determining the rules of Telefónica participation on Telecom Italia deliberations and its governance restrictions regarding the activities performed in the Brazilian market. TIM Brasil, the controlling company of TIM Participações, also signed this TCD agreement as stakeholder part.

On December 4, 2013, while inspecting compliance with the TCD, CADE imposed a penalty in the amount of R$500 to TIM Brasil because the company had allegedly failed to submit the agreement entered into with a company of the Telefónica Group before entering into the TCD. On December 16, 2013, TIM Brasil submitted a motion for clarification, which automatically suspended the obligation to pay the penalty until CADE has judged the appeal. In May 2015, the appeal was judged and rejected, and the penalty was paid.

On December 22, 2014, the Steering Committee of ANATEL agreed with the request Telco S.p.A. split, submitted by Assicurazioni Generali S.p.A., Mediobanca S.p.A., Intesa Sanpaolo S.p.A. and Telefónica S.A., the split transaction being conditional on the suspension of Telefónica ’ s entire political rights in Telecom Italia and its subsidiaries, and revoking the monitoring commitments previously stipulated. Furthermore, according to ANATEL ’ s decision, any equity interest of Telefónica in Telecom Italia must be eliminated within eighteen (18) months.

The Concentration Act referring to the split was approved by CADE on March 25, 2015, conditional on Telefónica’s executing and complying with a Concentration Control Agreement (“ACC”), intended to facilitate Telefónica’s complete disinvestment from Telecom Italia, and setting the obligations considered necessary by the CADE to minimize any anti-trust concerns arising from this direct holding from Telefónica in Telecom Italia.

Concomitantly with the analysis of Telco ’ s spin-off, ANATEL and CADE approved the acquisition of GVT by Telefónica Brasil S.A., in December 2014 and March 2015, respectively. As part of the payment for the acquisition of GVT, and successive transactions between Vivendi, Telefónica and acquisitions on the free market, Vivendi currently holds 21.39% of voting shares in Telecom Italia, and 0.95% of total shares in Telefónica. In this context, in the case records related to the operation of Telco, CADE confirmed the extinguishment of the obligations established in the TCD also with respect to TIM Brasil.

On April 28, 2015, the Federal Official Gazette published CADE ’ s decision, which extinguished the obligations established in the TCD, with effect as of April 27, 2015.

Telefónica announc ed through a material fact disclosed on June 24, 2015, “ the total divestiture of its interest in Telecom Italia S.p.A., in accordance with the regulatory and competition commitments assumed ” ..

At March 31, 2016, there were in force exclusively between TIM Group controlled by TIM Participações and the operators of the Telefónica group in Brazil agreements involving telecommunications services covering interconnection, roaming, site-sharing and radiofrequency, infrastructure-sharing, industrial exploitation for dedicated lines, as well as co-billing long distance calls agreements all entered into on an arm’s length basis and, considering the regulation on providing such services as shown below:

	Consolidated
	Mar/2016	Dec/2015

Assets	279,289	351,147
Liabilities	(86,898)	(122,301)

	Mar/2016	Mar/2015

Revenues	192,937	255,428
Costs/Expenses	(133,550)	(177,760)

Financial instruments and risk management

The financial instruments registered by the Company and its subsidiaries include derivatives, which are financial liabilities measured at fair value through profit or loss. At each balance sheet date they are measured at their fair value. Interest, monetary adjustment, exchange variation and variations arising from measurement at fair value, where applicable, are recognized to income when incurred, under financial revenues or expenses.

Derivatives are initially recognized at fair value as of the date of the derivative agreement, being subsequently Revised to fair value. The method used for recognizing any gain or loss depends on whether the derivative is assigned or not as a hedge instrument in cases where hedge accounting is adopted.

Through its subsidiaries, the Company performs non-speculative derivative transactions, to (i) reduce the exchange variation risks and (ii) manage exposure to the interest risks involved. The Company’s derivative financial transactions consist specifically of swap and foreign exchange fund contracts.

The Company’s financial instruments are presented, through its subsidiaries, in compliance with IAS 32 (CPC 39, as approved by a CVM Deliberation).

Accordingly, the major risk factors to which the Company and its subsidiaries are exposed as follows:

(i) Exchange variation risks

Exchange variation risks refer to the possibility of subsidiaries incurring i) losses on unfavorable exchange rate fluctuation, which would increase the outstanding balances of borrowings taken in the market along with the related financial expenses; or ii) increase in the cost of commercial agreements affected by exchange variation. In order to reduce this kind of risk, the subsidiaries i) enter into swap contracts with financial institutions with the purpose of avoiding the impact of exchange rate variations on borrowings and financing; and ii) invest in foreign exchange funds with the purpose of reducing the impacts on commercial agreements.

At March 31, 2016, the borrowings and financing of the subsidiaries indexed to foreign currency were fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are charged to earnings of the subsidiaries.

The amount invested in the foreign exchange funds is intended to partially hedge foreign exchange exposure linked to dollar-denominated trade agreements, however, the hedge accounting was only partially applied to contracts to which the IFRS rules apply.

Besides the risks mentioned above, no other significant financial assets and liabilities are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

•

the possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary TIM Celular, when these rates are not proportional to that of the Interbank Deposit Certificates (CDI). As of March 31, 2016, the subsidiary TIM Celular has no swap transactions linked to the TJLP.

•

the possibility of unfavorable changes in interest rates would result in higher finance costs for the subsidiaries due to the indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentage). However, at March 31, 2016, the subsidiaries’ financial funds were invested in Interbank Deposit Certificates (CDI) and this considerably reduces such risk.

(iii) Credit risk inherent to the provision of services

This risk involves the possibility of the subsidiaries incurring losses arising from the inability of subscribers to pay the amounts billed to them. To minimize this risk the subsidiaries engage in preventive credit analysis of all requests submitted by the sales area and monitor the accounts receivable from subscribers, freezing the ability to use the services, among other actions, in case customers do not pay their debts. No customers contributed with more than 10% of the net account receivables on March 31, 2016 and December 31, 2015 or revenues from services rendered in the periods ended March 31, 2016 and 2015.

(iv) Credit risk inherent to the sale of handsets and prepaid telephone cards

The policy of the subsidiaries in selling handsets and distributing prepaid telephone cards is directly related to the credit risk levels acceptable during the normal course of business. The choice of partners, the diversification of the portfolio of accounts receivables, monitoring borrowing conditions, positions and order limits established for traders and the constitution of real guarantees are the procedures adopted by the subsidiaries to contain possible problems in collecting from their business partners. There are no customers that contributed with more than 10% of the net accounts receivable on March 31, 2016 and December 31, 2015 or 10% of sales revenues in the periods ended March 31, 2016 and 2015.

(v) Financial credit risk

This risk relates to the possibility of the subsidiaries incurring losses from difficulty in realizing their short-term investments and swap contracts due to bankruptcy of the counterparties. The subsidiaries minimize the risk associated with these financial instruments by operating only with sound financial institutions, and adopting policies that establish maximum risk concentration levels by institution.

Fair value of derivative financial instruments

The consolidated derivative financial instruments are shown as follows:

	Mar/2016			Dec/2015
	Assets	Liabilities	Net	Assets	Liabilities	Net

Transactions with derivatives	770,977	(79,417)	691,560	1,099,574	(109,512)	990,062

Current portion	416,496	(70,089)	346,407	608,915	(109,512)	499,403
Non-current portion	354,481	(9,328)	345,153	490,659	-	490,659

The consolidated financial derivative instruments with long-term maturities at March 31, 2016 are as follows:

	Assets	Liabilities
2017	147,409	(2,332)
2018	48,923	(2,332)
2019	57,567	(2,332)
2020 onwards	100,582	(2,332)
	354,481	(9,328)

Consolidated financial assets and liabilities valued at fair value:

Mar/2016
	Level 1	Level 2	Total balance
Assets
Financial assets valued at fair value
Trading securities	545,793		545,793
Derivatives used for hedging purposes		770,977	770,977
Total assets	545,793	770,977	1,316,770

Liabilities
Financial liabilities valued at fair value through profit loss
Derivatives used for hedging purposes		79,417	79,417
Total liabilities		79,417	79,417

Dec/2015
	Level 1	Level 2	Total balance
Assets
Financial assets valued at fair value
Trading securities	599,414	-	599,414
Derivatives used for hedging purposes	-	1,099,574	1,099,574
Total assets	599,414	1,099,574	1,698,988

Liabilities
Financial liabilities valued at fair value through profit loss
Derivatives used for hedging purposes	-	109,512	109,512
Total liabilities	-	109,512	109,512

The fair value of financial instruments traded on active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are included in Level 1. The instruments included in Level 1 comprise, mainly, investments of Bank Deposit Certificates (CDBs) and Repurchases (Repos) classified as trading securities.

The fair value of financial instruments that are not traded on an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

•

Quoted market prices or financial institutions quotes or dealer quotes for similar instruments.

•

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

•

Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

The fair values of derivative financial instruments of the subsidiaries were determined based on future cash flows (asset and liability position), taking into account the contracted conditions and bringing those flows to present value by means of the discounted future interest rates disclosed in the market. The fair values were estimated at a specific time, based on information available and on Company’s own valuation methodologies.

Financial instruments by category

The Company’s financial instruments by category can be summarized as follows:

	Borrowings and Receivables	Assets valued at fair value through profit or loss	Assets held to maturity	Assets held for trading	Total

March 31, 2016
Assets, as per balance sheet
Derivative financial instruments	-	770,977	-	-	770,977
Trade accounts receivable and other accounts receivable, excluding prepayments	2,844,857	-	-	-	2,844,857
Securities		-	176,026	369,767	545,793
Cash and cash equivalents	3,838,340	-	-	-	3,838,340
Leasing	201,138	-	-	-	201,138
	6,884,335	770,977	176,026	369,767	8,201,105

	Consolidated
	Liabilities valued at fair value through profit or loss	Other financial liabilities	Total
March 31, 2016
Liabilities, as per balance sheet
Borrowings and financings	7,040,664	-	7,040,664
Derivative financial instruments	79,417	-	79,417
Suppliers and other obligations, excluding legal obligations	-	2,514,376	2,514,376
Leasing	1,631,394	-	1,631,394

	8,751,475	2,514,376	11,265,851

		Consolidated
	Borrowings and Receivables	Assets valued at fair value through profit or loss	Total

December 31,2015
Assets, as per balance sheet
Derivative financial instruments	-	1,099,574	1,099,574
Trade accounts receivable and other accounts receivable, excluding prepayments	2,882,950	-	2,882,950
Securities	-	599,414	599,414
Cash and cash equivalents	6,100,403	-	6,100,403
Leasing	199,935	-	199,935
	9,183,288	1,698,988	10,882,276

	Consolidated (Revised)
	Liabilities valued at fair value through profit or loss	Other financial liabilities	Total

December 31, 2015
Liabilities, as per balance sheet
Borrowings and financings	-	7,926,436	7,926,436
Derivative financial instruments	109,512		109,512
Suppliers and other obligations, excluding legal obligations	-	3,734,556	3,734,556
Leasing	-	1,618,506	1,618,506

	109,512	13,279,498	13,389,010

The regular purchases and sales of financial assets are recognized on the trade date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in the fair value are booked in income for the year as finance income and expenses.

Financial risk hedge policy adopted by the Company – Synthesis

The Company ’ s policy states that mechanisms must be adopted to hedge against financial risks arising from borrowings taken out in foreign currency, so as to manage the exposure to the risks associated with exchange variations.

Derivative financial instruments against exchange variations must be acquired simultaneously with the closing of the debt that gave rise to that exposure. The coverage level to be taken out for this exchange exposure is 100% of the risk, both in terms of maturity date and amount.

At March 31, 2016 no types of margins or collateral apply to the Company ’ s or the subsidiaries ’ transactions involving derivative financial instruments.

The criteria for choosing the financial institutions abide by parameters that take into account the rating provided by reliable risk analysis agencies, shareholders ’ equity and concentration levels of transactions and funding.

The transactions involving derivative financial instruments entered into by the subsidiaries and outstanding at March 31, 2016 and December 31, 2015 are shown in the table below:

March 31, 201 6

		COUNTERPARTY					AVERAGE SWAP RATE
Currency	SWAP Type	DEBT	SWAP	Total Debt	Total Swap (Asset Side)	% Coverage	Asset Side	Liability Side
USD	LIBOR X DI	BEI	CITI, MS and BOFA	1,182,224	1,182,083	100%	LIBOR 6M + 1.01% p.a.	93.67% of CDI
USD	LIBOR X DI	BNP	CITI, JP Morgan	171,916	171,916	100%	LIBOR 6M + 2.53% p.a.	97.42% of CDI
USD	LIBOR X DI	KfW	JP Morgan	279,225	279,225	100%	LIBOR 6M + 1.35% p.a.	102.50% of CDI
USD	LIBOR X DI	BOFA	BOFA	426,654	426,654	100%	LIBOR 3M + 1.35% p.a.	102.00% of CDI
USD	PRE X DI	CISCO	Santander and JP Morgan	411,779	411,779	100%	2.18% p.a.	88.11% of CDI

December 31, 2015

		COUNTERPARTY					AVERAGE SWAP RATE
CURRENCY	SWAP Type	DEBT	SWAP	Total Debt	Total Swap (Asset Side)	% Coverage	Asset Side	Liability Side
USD	LIBOR X DI	BEI	Santander, CITI, MS and BOFA	1,859,821	1,859,682	100%	LIBOR 6M + 0.89% p.a.	90.07% of CDI
USD	LIBOR X DI	BNP	CITI, JP Morgan	187,038	187,038	100%	LIBOR 6M + 2.53% p.a.	97.42% of CDI
USD	LIBOR X DI	KfW	JP Morgan	304,924	304,924	100%	LIBOR 6M + 1.35% p.a.	102.50% of CDI
USD	LIBOR X DI	BOFA	BOFA	468,114	468,114	100%	LIBOR 3M + 1.35% p.a.	102.00% of CDI
USD	PRE X DI	CISCO	Santander	469,931	469,931	100%	2.18% p.a.	88.30% of CDI

In March 2016, the Company, concurrently with prepayment of part of the financing from European Investment Bank (BEI), reversed a swap contracted with Banco Santander to hedge the Company against foreign exchange variation risks and interest rates pegged to this financing. The Company received R$32 million for the swap reversal.

In addition to the swap transactions mentioned in the tables above, the Company took advantage of a favorable moment to close a forward swap transaction in advance in order to ensure an attractive cost of 79.0% of CDI for a financing agreement in foreign currency that will be disbursed in the future to Finnvera/KfW. Swap was closed based on the same payment flow as the debt to be disbursed in the future to ensure full hedging. This transaction does not hold foreign exchange risk, since the initial dollar rate for this transaction (Debt and Swap) will be simultaneously based on pre-established date in the future. On March 31, 2016 the MTM of the transaction registered in the books was R$3,050 - Assets.

Position showing the sensitivity analysis – effect of variation on the fair value of the swaps

In order to identify possible distortions arising from consolidated derivative financial instrument transactions currently outstanding, a sensitivity analysis was carried out taking into account three different scenarios (probable, possible and remote) and their respective impacts on results, as follows:

Description	Mar/2016	Probable Scenario	Possible Scenario	Remote Scenario

a) Debt in USD (BNP Paribas, BEI, BOFA, Cisco and KFW)	2,574,039	2,574,039	3,230,892	3,893,082
b) Fair value of the asset side of the swap	2,574,039	2,574,039	3,230,892	3,893,082
c) Fair value of the liability side of the swap	(1,879,699)	(1,879,699)	(1,884,036)	(1,888,854)
d) = (b+c) Net exposure in the swap	694,340	694,340	1,346,856	2,004,228
Final Exposure (Scenario – Current Position)	694,340	694,340	1,346,856	2,004,228

Given the characteristics of the derivative financial instruments of the subsidiaries, our assumptions basically took into account the effect i) of the variation in the CDI and; ii) of the variations in the US dollar used in the transactions, achieving, respectively, the percentages and quotations indicated below:

Risk variable	Probable scenario	Possible scenario	Remote scenario

CDI	14.14%	17.68%	21.21%
USD	3.5589	4.4486	5.3384

As the subsidiaries hold derivative financial instruments to hedge their respective financial debt, the variations in the scenarios are monitored from the respective subject of the hedge, thereby showing that the counterpart of the effects involving the exposure created by the swaps will be reflected in the debt. In the case of these transactions the subsidiaries disclosed the fair value of the subject matter (debt) and the derivative financial instrument of the hedge on separate lines, as shown in the sensitivity analysis position above, so as to reveal the net exposure of its subsidiaries in each of the three scenarios mentioned.

We wish to draw attention to the fact that the sole purpose of the transactions closed by the subsidiaries involving derivative financial transactions is to protect their balance sheet position. Therefore, any improvement or deterioration in their respective market values will represent an inverse movement in the corresponding installments of the financial debt contracted, which is the subject matter of the subsidiaries ’ derivative financial instruments.

Our sensitivity analyses referring to the derivative financial instruments outstanding at March 31, 2016 were conducted taking into account basically the assumptions surrounding the variations in market interest rates and the variation of the US dollar used in the swap agreements. The use of those assumptions in our analyses was exclusively due to the characteristics of our derivative financial instruments, which represent exposure to interest rate and exchange variations only.

Position showing gains and losses with derivatives in the period

Mar/2016
Net result from USD vs. CDI transactions	(297,984)

Capital management

The Group ’ s objectives when managing capital is to safeguard the Group ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust its capital structure the Company can review its policy on paying dividends, returning capital to the shareholders or also issuing new stock or selling assets to reduce its level of indebtedness, for example.

Insurance

The Company and its subsidiaries maintain a policy for monitoring the risks inherent to their operations. Accordingly, at March 31, 2016, the Company and its subsidiaries had insurance coverage against operating risks, third party liability, and health, among others. The Management of the Company and of its subsidiaries consider that insurance coverage is sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts insured
Operating risks	R$39,508,418
General Third Party Liability - RCG	R$80,000
Vehicles (Executive and Operational Fleets)	R$1,000 for Civil Liability Optional (Property Damages and Personal Injury) and R$100 for Moral Damages.

Commitments

Rentals

The Company and its subsidiaries rent equipment and properties by means of many rental agreements with different maturity dates. Below is a list of minimum rental payments committed under such agreements:

2017	753,042
2018	790,694
2019	826,275
2020	863,458
2021	902,313
4,135,783

Supplementary disclosure on consolidated cash flows

	Mar/2016	Mar/2015

Interest paid	146,739	103,061
Income tax and social contribution paid	40,656	45,367

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

 (A free translation of the original in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

TIM Participações S.A.

Rio de Janeiro - RJ

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of TIM Participações S.A. (the ‘Company’), included in the Interim Financial Information Form (ITR), for the three-month period ended on March 31, 2016, which comprises the balance sheet and the related statements of income, of comprehensive income, of changes in equity and of cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with the Accounting Committee Pronouncement  CPC 21 (R1) – Interim Financial Information and International Accounting Standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).   A review of interim financial information consists of making inquiries, primarily to persons responsible for financial and accounting matters, and applying analytical and other review procedures.   A review is substantially less in scope than an audit conducted in accordance with standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.   Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the interim financial information referred to above has not present been prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Other matters

Statements of Value Added

We have also reviewed the individual and consolidated statements of value added, for the three-month period ended on March 31, 2016, prepared under the responsibility of the Company’s management, the presentation of which is required by the standards issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Interim Financial Information (ITR), and is considered as supplemental information for IFRS that does not require their presentation.   These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

Prior year and period corresponding balances

The amounts corresponding to the financial statements for the years ended on December 31, 2015, 2014 and 2013 and the three-month period ended on March 31, 2015, presented for comparison purposes, were audited by other auditors who issued reports dated February 4, 2016, February 12, 2015, February 13, 2014 and May 5, 2015, respectively, without qualification.   As part of our review of the interim financial information as of March 31, 2016, we also reviewed the adjustments described in Note 2.e, which were made to change the financial statements of 2015, 2014, 2013 and the interim financial information as of March 31, 2015. We conclude that such adjustments are appropriate and have been properly made.

Rio de Janeiro, May 11, 2016.

BDO RCS Auditores Independentes SS

CRC 2 SP 013846/O-1

Julian Clemente

Accountant CRC 1SP 197232/0-6

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

(A free translation of the original in Portuguese)

OPINION OF THE FISCAL COUNCIL

MEETING HELD ON MAY 10th, 2016

The Members of the Fiscal Council of TIM Participações S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of quarterly financial statements, along with the limited review report of BDO RCS Auditores Independentes S.S., for the period that ended on March 31st, 2016 and taking into account the information provided by the Company's management and the Independent Auditors, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

Rio de Janeiro (RJ), May 10th, 2015.

JOSINO DE ALMEIDA FONSECA Chairman of the Fiscal Council	JARBAS BARSANTI Member of the Fiscal Council
OSWALDO ORSOLIN Member of the Fiscal Council

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

 (A free translation of the original in Portuguese)

DIRECTORS’ STATEMENT ON INTERIM FINANCIAL INFORMATION

Rodrigo Modesto de Abreu (Chief Executive Officer), Guglielmo Noya (Chief Financial Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Officer), Rogério Tostes Lima (Investor Relations Officer) e Jaques Horn (Legal Officer), as statutory directors of TIM Participações S.A., declares, in accordance with article 25, paragraph 1, item VI of CVM Instruction 480 of December 7, 2009, that: reviewed, discussed and agreed with the Company’s Interim Financial Information for the period ended March 31, 2016.

Rio de Janeiro, May 11, 2016.

RODRIGO MODESTO DE ABREU Chief Executive Officer	GUGLIELMO NOYA Chief Financial Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Officer
DANIEL JUNQUEIRA PINTO HERMETO Purchasing & Supply Chain Officer	PIETRO LABRIOLA Chief Operating Officer
ROGÉRIO TOSTES LIMA Investor Relations Officer	JAQUES HORN Legal Officer

TIM PARTICIPAÇÕES S.A. and

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

(A free translation of the original in Portuguese)

DIRECTORS’ STATEMENT ON INDEPENDENT AUDITORS´ REPORT

Rodrigo Modesto de Abreu (Chief Executive Officer), Guglielmo Noya (Chief Financial Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Officer), Rogério Tostes Lima (Investor Relations Officer) e Jaques Horn (Legal Officer), as statutory directors of TIM Participações S.A., declares, in accordance with article 25, paragraph 1, item V of CVM Instruction 480 of December 7, 2009, that: reviewed, discussed and agreed with opinions expressed in the Company’s Independent A  uditors’ Report on the Company’s Interim Financial Information for the period ended March 31, 2016.

Rio de Janeiro, May 11, 2016.

RODRIGO MODESTO DE ABREU Chief Executive Officer	GUGLIELMO NOYA Chief Financial Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Officer
DANIEL JUNQUEIRA PINTO HERMETO Purchasing & Supply Chain Officer	PIETRO LABRIOLA Chief Operating Officer
ROGÉRIO TOSTES LIMA Investor Relations Officer	JAQUES HORN Legal Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 11, 2016	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.